UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 13, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

2024 Results Announcement

31 December 2024

Notes

The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the twelve months ended 31 December 2024 to the corresponding twelve months of 2023 and balance sheet analysis as at 31 December 2024 with comparatives relating to 31 December 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 12 February 2025, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2024, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 74 to 84 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of anti-ESG rules; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the UK, European and US elections in 2024; developments in the UK’s relationship with the European Union (“EU”); the risk of cyber-attacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions (including the acquisition of Tesco Bank completed in November 2024), disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, the Barclays PLC Annual Report on Form 20-F for the financial year ended 31 December 2024), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

In 2024 Barclays delivered a return on tangible equity (RoTE) of 10.5%, with total capital distributions of £3.0bn, achieving 2024 targets and on track to deliver 2026 targets

C. S. Venkatakrishnan, Group Chief Executive, commented
"In 2024 we met our financial targets, delivering for our customers and clients, with operational and financial performance improvement driven by disciplined execution of the three-year plan. This delivered a Group RoTE of 10.5% for the year and £3.0bn of capital distributions, including the £1.0bn buyback announced today. Profit before tax increased by 24% to £8.1bn, earnings per share (EPS) increased 8.3p year-on-year to 36.0p, and Tangible net asset value (TNAV) per share increased 26p to 357p. Our Common Equity Tier 1 (CET1) ratio of 13.6% underpins our target to distribute at least £10bn of capital to shareholders by 2026, with a progressive increase in 2025 vs 2024. Our new guidance for 2025, including Group RoTE of c.11%, represents an important next step in the journey towards our 2026 targets, including Group RoTE of greater than 12%. We have also announced a share grant for our colleagues to further align their work with shareholders’ interests and enable them to benefit tangibly from the firm’s progress and success.”

●
FY24 Group statutory RoTE of 10.5% (target of greater than 10%)

●
Total capital distributions of £3.0bn announced in relation to 2024, broadly in line with 2023 as guided

–
Reflecting a total dividend of 8.4p (£1.2bn) and total share buybacks of £1.8bn for 2024. This includes a 5.5p (c.£0.8bn) 2024 full year dividend, and our intention to initiate a further share buyback of up to £1.0bn

●
Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office of £11.2bn1, of which Barclays UK was £6.5bn1, meeting targets of greater than £11.0bn for Group and c.£6.5bn for Barclays UK

●
Group cost: income ratio of 62% in FY24 (c.63% FY24 target)

–
Delivered the targeted £1.0bn gross cost efficiency savings in FY24

●
Strong credit performance with FY24 loan loss rate (LLR) of 46bps, inclusive of the £0.2bn impact (c.4bps LLR impact) from the acquisition of Tesco Bank, below the through the cycle target range of 50-60bps

●
Strong balance sheet with CET1 ratio of 13.6%, within the target range of 13-14%

●
TNAV per share of 357p (December 2023: 331p)

Key financial metrics:

Statutory											Excluding inorganic activity2
	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return	RoTE
FY24	£26.8bn	£8.1bn	£5.3bn	62%	46bps	10.5%	36.0p	357p	13.6%	£3.0bn	10.5%
Q424	£7.0bn	£1.7bn	£1.0bn	66%	66bps	7.5%	6.7p				5.7%

2024 Performance highlights:

●
Group statutory RoTE was 10.5% (2023: 9.0%) with profit before tax of £8.1bn (2023: £6.6bn)

–
Excluding the impact of inorganic activity2 Group profit before tax of £8.0bn and Group RoTE was 10.5%

●
Group income of £26.8bn increased 6% year-on-year, and 4% year-on-year excluding the net £0.3bn impact of inorganic activity. Group NII excluding IB and Head Office of £11.2bn1 of which Barclays UK NII was £6.5bn1

–
Barclays UK income increased 9%, primarily reflecting the £0.6bn day 1 gain from the acquisition of Tesco Bank and higher structural hedge income, partially offset by mortgage margin compression and adverse product dynamics in deposits, which have stabilised throughout 2024. Excluding the day 1 gain, Barclays UK income increased 2%
–
Barclays UK Corporate Bank (UKCB) income was broadly stable, reflecting higher deposit income from higher average balances partially offset by lower liquidity pool income
–
Barclays Private Bank and Wealth Management (PBWM) income increased 8% driven by growth in client assets and liabilities balances and the transfer of Wealth Management and Investments (WM&I) from Barclays UK3
–
Barclays Investment Bank (IB) income increased 7%, with Global Markets income increasing by 4% and Investment Banking income increasing by 12%, which reflected higher fee income across products, partially offset by lower income in the International Corporate Bank
–
Barclays US Consumer Bank (USCB) income increased 2% reflecting underlying growth in card balances, partially offset by the strengthening of average GBP against USD

1
FY24 Group NII excluding IB and Head Office of £11.2bn and Barclays UK NII of £6.5bn, excludes £0.1bn Tesco Bank NII in line with the updated NII guidance provided at Q324. On a statutory basis, Group NII excluding IB and Head Office was £11.3bn and Barclays UK NII was £6.6bn.

2
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank which completed 1 November 2024.

3	WM&I was transferred in May 2023.

2024 Performance highlights (continued):

●
Group total operating expenses were £16.7bn, down 1% year-on-year

–
Group operating costs were 3% lower at £16.2bn, reflecting £0.8bn lower structural cost actions year-on-year partially offset by inflation, investment spend and business growth, enabled by £1.0bn of cost efficiency savings

–
2024 total structural cost actions of £273m (2023: £1,046m) with Q424 structural cost actions of £110m (Q423: £927m)

●
Credit impairment charges were £2.0bn (2023: £1.9bn) with an LLR of 46bps (2023: 46bps), including the £0.2bn day 1 impact from the acquisition of Tesco Bank which had a c.4bps impact to LLR

Q424 Performance highlights:

●
Group statutory RoTE was 7.5% (Q423: (0.9)%) with profit before tax of £1.7bn (Q423: £0.1bn), reflecting seasonal performance, including the impact of the UK bank levy

–
Excluding the impact of inorganic activity1, Group profit before tax was £1.3bn and Group RoTE was 5.7%

●
Group income of £7.0bn was up 24% year-on-year, and 14% year-on-year excluding the £0.6bn impact of inorganic activity

–
Barclays UK income increased 46%, primarily reflecting the £0.6bn day 1 gain from the acquisition of Tesco Bank. Excluding the impact of the day 1 gain from the acquisition of Tesco Bank, Barclays UK income increased 15%, driven by higher structural hedge income and stabilising product dynamics

–
UKCB income increased 16%, reflecting income from higher average deposit balances and the non-recurrence of liquidity pool adversity in the prior year

–
PBWM income increased 12%, reflecting higher client assets and liabilities balances and higher transactional activity by clients

–
IB income increased 28%, reflecting higher Global Markets and Investment Banking income

–
USCB income was broadly stable, reflecting card balance growth offset by strengthening of average GBP against USD

●
Group total operating expenses were £4.6bn, down 7% year-on-year

–
Group operating costs were 10% lower at £4.2bn, reflecting £0.8bn lower structural cost action year-on-year partially offset by inflation, investment spend and business growth, enabled by £0.3bn of cost efficiency savings

●
Credit impairment charges were £0.7bn (Q423: £0.6bn) with an LLR of 66bps (Q423: 54bps) including the £0.2bn day 1 impact from the acquisition of Tesco Bank, which had a c.19bps impact to LLR

●
CET1 ratio of 13.6% (December 2023: 13.8%), with risk weighted assets (RWAs) of £358.1bn (December 2023: £342.7bn) and TNAV per share of 357p (December 2023: 331p)

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank which completed 1 November 2024.

Group financial guidance and targets1:

2025 guidance

●
Returns: RoTE of c.11%

●
Capital returns: progressive increase in total capital returns versus 2024

●
Income: Group NII excluding IB and Head Office of c.£12.2bn, of which Barclays UK NII of c.£7.4bn

●
Costs: Group cost: income ratio of c.61%. This includes total gross efficiency savings of c.£0.5bn in 2025

●
Impairment: LLR of 50-60bps through the cycle

●
Capital: CET1 ratio target range of 13-14%

2026 targets

●
Returns: RoTE of greater than 12%

●
Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks

–
Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks

–
Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%

●
Income: Group total income of c.£30bn

●
Costs: Group cost: income ratio of high 50s in percentage terms, implying Group total operating expenses of c.£17bn, based on targeted Group total income of c.£30bn. Cost target includes total gross efficiency savings of c.£2bn by 2026

●
Impairment: expect an LLR of 50-60bps through the cycle

●
Capital: CET1 ratio target range of 13-14%

–
Targeting IB RWAs of c.50% of Group RWAs in 2026

–
Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn, with the phasing and mix updated to reflect the latest guidance from the Prudential Regulation Authority (PRA)

–
c.£3-10bn RWAs from Basel 3.1, with the timing of implementation delayed to 1 January 2027

–
c.£16bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to model build and portfolio changes, implementation could be beyond 2026

–
0.1% increase in Pillar 2A from Q125 until model implementation

1	Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and are subject to change.

Barclays Group results	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
	£m	£m	% Change	£m	£m	% Change
Barclays UK	8,274	7,587	9	2,615	1,792	46
Barclays UK Corporate Bank	1,780	1,770	1	458	395	16
Barclays Private Bank and Wealth Management	1,309	1,208	8	351	313	12
Barclays Investment Bank	11,805	11,035	7	2,607	2,037	28
Barclays US Consumer Bank	3,326	3,268	2	857	866	(1)
Head Office	294	510	(42)	76	195	(61)
Total income	26,788	25,378	6	6,964	5,598	24
Operating costs	(16,195)	(16,714)	3	(4,244)	(4,735)	10
UK regulatory levies1	(320)	(180)	(78)	(227)	(180)	(26)
Litigation and conduct	(220)	(37)		(121)	(5)
Total operating expenses	(16,735)	(16,931)	1	(4,592)	(4,920)	7
Other net income/(expenses)	37	(9)		—	(16)
Profit before impairment	10,090	8,438	20	2,372	662
Credit impairment charges	(1,982)	(1,881)	(5)	(711)	(552)	(29)
Profit before tax	8,108	6,557	24	1,661	110
Tax (charge)/credit	(1,752)	(1,234)	(42)	(448)	23
Profit after tax	6,356	5,323	19	1,213	133
Non-controlling interests	(49)	(64)	23	(20)	(25)	20
Other equity instrument holders	(991)	(985)	(1)	(228)	(219)	(4)
Attributable profit/(loss)	5,316	4,274	24	965	(111)

Performance measures
Return on average tangible shareholders' equity	10.5%	9.0%		7.5%	(0.9)%
Average tangible shareholders' equity (£bn)	50.7	47.4		51.5	48.9
Cost: income ratio	62%	67%		66%	88%
Loan loss rate (bps)	46	46		66	54
Basic earnings per ordinary share	36.0p	27.7p		6.7p	(0.7)p
Dividend per share	8.4p	8.0p
Share buybacks announced (£m)	1,750	1,750
Total payout equivalent per share	c.20.4p	c.19.4p
Basic weighted average number of shares (m)	14,755	15,445	(4)	14,432	15,092	(4)
Period end number of shares (m)	14,420	15,155	(5)
Period end tangible shareholders' equity (£bn)	51.5	50.2

	As at 31.12.24	As at 31.12.23
Balance sheet and capital management2	£bn	£bn
Loans and advances at amortised cost	414.5	399.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.4%
Total assets	1,518.2	1,477.5
Deposits at amortised cost	560.7	538.8
Tangible net asset value per share	357p	331p
Common equity tier 1 ratio	13.6%	13.8%
Common equity tier 1 capital	48.6	47.3
Risk weighted assets	358.1	342.7
UK leverage ratio	5.0%	5.2%
UK leverage exposure	1,206.5	1,168.3

Funding and liquidity
Group liquidity pool (£bn)	296.9	298.1
Liquidity coverage ratio3	172.4%	161.4%
Net stable funding ratio4	134.9%	138.0%
Loan: deposit ratio	74%	74%

1	Comprises of the Bank of England (BoE) levy scheme and the UK bank levy.
2	Refer to pages 60 to 64 for further information on how capital, RWAs and leverage are calculated.
3	Represents average of the last 12 spot month end ratios.
4	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding inorganic activity1

Year ended	31.12.24			31.12.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	8,274	556	7,718	7,587	2
Barclays UK Corporate Bank	1,780	—	1,780	1,770	1
Barclays Private Bank and Wealth Management	1,309	—	1,309	1,208	8
Barclays Investment Bank	11,805	—	11,805	11,035	7
Barclays US Consumer Bank	3,326	—	3,326	3,268	2
Head Office	294	(229)	523	510	3
Total income	26,788	327	26,461	25,378	4
Operating costs	(16,195)	—	(16,195)	(16,714)	3
UK regulatory levies	(320)	—	(320)	(180)	(78)
Litigation and conduct	(220)	—	(220)	(37)
Total operating expenses	(16,735)	—	(16,735)	(16,931)	1
Other net income/(expenses)	37	—	37	(9)
Profit before impairment	10,090	327	9,763	8,438	16
Credit impairment charges	(1,982)	(235)	(1,747)	(1,881)	7
Profit before tax	8,108	92	8,016	6,557	22
Attributable profit	5,316	(3)	5,319	4,274	24

Average tangible shareholders' equity (£bn)	50.7		50.7	47.4
Return on average tangible shareholders' equity	10.5%		10.5%	9.0%
Cost: income ratio	62%		63%	67%

Three months ended	31.12.24			31.12.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	2,615	556	2,059	1,792	15
Barclays UK Corporate Bank	458	—	458	395	16
Barclays Private Bank and Wealth Management	351	—	351	313	12
Barclays Investment Bank	2,607	—	2,607	2,037	28
Barclays US Consumer Bank	857	—	857	866	(1)
Head Office	76	11	65	195	(67)
Total income	6,964	567	6,397	5,598	14
Operating costs	(4,244)	—	(4,244)	(4,735)	10
UK regulatory levies	(227)	—	(227)	(180)	(26)
Litigation and conduct	(121)	—	(121)	(5)
Total operating expenses	(4,592)	—	(4,592)	(4,920)	7
Other net expenses	—	—	—	(16)
Profit before impairment	2,372	567	1,805	662
Credit impairment charges	(711)	(235)	(476)	(552)	14
Profit before tax	1,661	332	1,329	110
Attributable profit/(loss)	965	230	735	(111)

Average tangible shareholders' equity (£bn)	51.5		51.5	48.9
Return on average tangible shareholders' equity	7.5%		5.7%	(0.9)%
Cost: income ratio	66%		72%	88%

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank which completed 1 November 2024.

Group Finance Director's Review

2024 Group performance

●
Barclays delivered a profit before tax of £8,108m (2023: £6,557m), RoTE of 10.5% (2023: 9.0%) and EPS of 36.0p (2023: 27.7p)
●
The Group has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average GBP against USD negatively impacted income and positively impacted credit impairment charges and total operating expenses. The full-year impact of FX was broadly neutral to profits
●
Group statutory income increased 6% to £26,788m (2023: £25,378m), including the impact of inorganic activity1
–
Excluding the £327m impact of inorganic activity, Group income increased 4%, as higher structural hedge income, higher Investment Banking fees, increased income in Equities and balance growth in USCB were partially offset by mortgage margin compression and adverse product dynamics in deposits in Barclays UK, which have stabilised throughout 2024, as well as lower FICC income
●
Group total operating expenses decreased to £16,735m (2023: £16,931m), including the £93m impact of the BoE levy scheme introduced in 2024
–
Group operating costs were 3% lower at £16,195m, reflecting £0.8bn lower structural cost actions year-on-year partially offset by inflation, investment spend and business growth, enabled by £1.0bn of cost efficiency savings
–
2024 total structural cost actions were £273m (2023: £1,046m) with Q424 structural cost actions of £110m (Q423: £927m)
●
Credit impairment charges increased to £1,982m (2023: £1,881m), driven by the £209m charge on the acquisition of Tesco Bank and the anticipated higher delinquencies in US cards, partially offset by the impact of credit risk management actions and methodology enhancements. Total coverage ratio reduced to 1.2% (December 2023: 1.4%) primarily driven by the reclassification of a co-branded cards portfolio in USCB to assets held for sale
●
The effective tax rate (ETR) was 21.6% (2023: 18.8%). The 2024 ETR includes tax relief on payments made under Additional Tier 1 (AT1) instruments and on holdings of inflation-linked government bonds
●
Attributable profit was £5,316m (2023: £4,274m)
●
Total assets increased to £1,518.2bn (December 2023: £1,477.5bn), driven by an increase in derivatives in Global Markets (with a corresponding increase in liabilities) as well as the impact of the Tesco Bank acquisition
●
TNAV per share increased to 357p (December 2023: 331p) including EPS of 36.0p, a c.7p benefit from the reduction in share count as a result of the completion of the share buybacks announced at FY23 and H124 Results and a 5p benefit from the cash flow hedging reserve. These were partially offset by an 8p reduction from dividends paid during 2024 and net negative other reserve movements

Group capital and leverage

●
The reported CET1 ratio decreased by c.20bps to 13.6% (December 2023: 13.8%) as RWAs increased by £15.4bn to £358.1bn partially offset by an increase in CET1 capital of £1.3bn to £48.6bn. Excluding the c.20bps2 decrease as a result of the acquisition of Tesco Bank's retail banking business, significant movements in the year were:
–
c.140bps increase from attributable profit including other inorganic activity
–
c.80bps decrease driven by shareholder distributions including the completed share buybacks announced with FY23 and H124 results and an accrual for the FY24 dividend
–
c.30bps decrease from other capital movements including decreases in the other qualifying reserves
–
c.30bps decrease as a result of an £8.4bn increase in RWAs, including strategic growth in lending within UKCB and Barclays UK and regulatory driven methodology changes
●
The UK leverage ratio decreased to 5.0% (December 2023: 5.2%) due to an increase in exposure of £38.2bn to £1,206.5bn (December 2023: £1,168.3bn). The increase in exposure was largely driven by an increase in derivatives in Global Markets, and the acquisition of Tesco Bank

Group funding and liquidity

●
The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £296.9bn, broadly unchanged from December 2023 (£298.1bn)
●
The average3 Liquidity Coverage Ratio (LCR) increased to 172.4% (December 2023: 161.4%), equivalent to a surplus of £127.6bn (December 2023: £117.7bn)
●
Total deposits increased by £21.9bn to £560.7bn (December 2023: £538.8bn), driven by the acquisition of Tesco Bank in Barclays UK and inflows of customer deposits in the International Corporate Bank (within the IB), PBWM and USCB

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank which completed 1 November 2024.

2	Includes c.£7bn of RWAs partially offset by £0.3bn day 1 net profit before tax from the acquisition.
3	Represents average of the last 12 spot month end ratios.

Group funding and liquidity (continued)

●
The average1 Net Stable Funding Ratio (NSFR) was 134.9% (December 2023: 138.0%), which represents a £162.9bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
●
Wholesale funding outstanding, excluding repurchase agreements, was £186.0bn (December 2023: £176.8bn)
●
The Group issued £15.1bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in FY24. The Group has a strong MREL position with a ratio of 34.4%, which is in excess of the regulatory requirement of 30.2% plus a confidential, institution specific, PRA buffer

Other matters

●
The cumulative impact of all announced inorganic activity will reduce the Group’s CET1 ratio by c.10bps, following the inclusion of the disposal of the German consumer finance business, which completed after the balance sheet date. There was a broadly neutral impact on FY24 Group RoTE as the net gain upon the completion of the Tesco Bank acquisition in Q424, broadly offset the losses on disposals from the Italian retail mortgage portfolios as well as from the disposal of the German consumer finance business:
●
Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc to acquire certain assets and liabilities of its retail banking business (including credit cards, unsecured loans and deposits) conducted under the "Tesco Bank" brand. The High Court approved the transfer on 17 October 2024, and it became effective on 1 November 2024. The acquisition generated an income gain of £556m as a result of consideration payable for the net assets being lower than fair value, partially offset by the post-acquisition impairment charge from IFRS 9 recognition of £209m, generating a day 1 net profit before tax impact of £347m
●
Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intended to dispose of its performing Italian retail mortgage portfolio, held in Head Office. The sale completed in Q224, generating a loss on disposal of £220m and reduced RWAs by £0.8bn

–
On 22 October 2024 Barclays agreed the sale of its non-performing Italian retail mortgage portfolio, with the sale of the vast majority of loans completing during Q424. The sale of the small residual amount of loans is expected to complete later in Q125. The transaction generated a small pre-tax loss of £26m, and will reduce RWAs by c.£100m

–
Barclays remains in discussion with respect to the disposal of the remaining Swiss-Franc linked Italian retail mortgage portfolio. Should the sale occur, it is expected to generate a further small loss on sale and reduce RWAs by c.€200m, and be broadly neutral to Barclays’ CET1 ratio

●
Disposal of German consumer finance business: on 4 July 2024, Barclays Bank Ireland PLC agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG, for a small premium to tangible book value. When including disposal costs and accounting adjustments as required by IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), Barclays has recorded a £9m loss for the disposal group within Head Office for FY24. After the balance sheet date, Barclays announced it had completed the sale, resulting in an estimated release of c.€4.0bn of RWAs, increasing Barclays’ CET1 ratio by c.10bps in Q125

●
Financial Conduct Authority (FCA) motor finance review: in light of recent legal and regulatory developments, including the Court of Appeal judgment in October 2024 against other lenders in three motor finance commissions cases (subject to appeal to the Supreme Court, which is scheduled to be heard in early April 2025), and the ongoing FCA review into historical motor finance commission arrangements and sales, Clydesdale Financial Services Limited (a subsidiary of Barclays plc) has recognised a provision of £90m in relation to historical motor finance commission arrangements. Taking into account the information currently available, Barclays has estimated the potential impact of these matters by considering the potential basis for and timing of redress, which complaints may be valid or invalid, and the potential level of such complaints. All these assumptions are subject to significant uncertainty and will be monitored and updated if any significant new information becomes available. The legal and regulatory outcomes and the nature, extent and timing of any remediation action if required remain uncertain and, as a result the ultimate financial impact could differ materially to the amount provided. The FCA plans to set out the next steps of its review in May 2025. Under the FCA's rules, Barclays’ obligation to respond to motor finance commission complaints is paused until after 4 December 2025. Barclays ceased operating in the motor finance market in late 2019, although historical operations before this time may be in scope of any potential FCA consumer redress scheme. Additional details are set out in note 25 Legal, competition and regulatory matters of the Barclays 2024 Annual Report
●
USCB sale of American Airlines card receivables: following American Airlines’ decision to consolidate its co-brand card partnerships, Barclays has decided not to bid to become the sole card issuer, leading to the transfer of its portfolio of receivables in 2026, which has been reclassified as held for sale as at December 2024. This portfolio is expected to generate a gain on sale in 2026. USCB targets for 2026 remain unchanged

Anna Cross, Group Finance Director

1	Represents average of the last four spot quarter end ratios.

Results by Business

Barclays UK	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	6,627	6,431	3	1,815	1,575	15
Net fee, commission and other income	1,647	1,156	42	800	217
Total income	8,274	7,587	9	2,615	1,792	46
Operating costs	(4,235)	(4,393)	4	(1,170)	(1,153)	(1)
UK regulatory levies	(78)	(30)		(36)	(30)	(20)
Litigation and conduct	(16)	8		(9)	(4)
Total operating expenses	(4,329)	(4,415)	2	(1,215)	(1,187)	(2)
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	3,945	3,172	24	1,400	605
Credit impairment charges	(365)	(304)	(20)	(283)	(37)
Profit before tax	3,580	2,868	25	1,117	568	97
Attributable profit	2,465	1,962	26	781	382

Performance measures
Return on average allocated tangible equity	23.1%	19.2%		28.0%	14.9%
Average allocated tangible equity (£bn)	10.7	10.2		11.2	10.2
Cost: income ratio	52%	58%		46%	66%
Loan loss rate (bps)	16	14		49	7
Net interest margin	3.29%	3.13%		3.53%	3.07%

	As at 31.12.24	As at 3 1.12.23
Key facts
UK mortgage balances (£bn)	163.1	163.5
Mortgage gross lending flow (£bn)	23.9	22.7
Average LTV of mortgage portfolio1	53%	54%
Average LTV of new mortgage lending1	66%	63%
Number of branches	221	306
Digitally active customers (m)2	13.4	12.7
30 day arrears rate - Barclaycard Consumer UK3	0.7%	0.9%

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	207.7	202.8
Total assets	299.8	293.1
Customer deposits at amortised cost	244.2	241.1
Loan: deposit ratio	92%	92%
Risk weighted assets	84.5	73.5
Period end allocated tangible equity	11.6	10.2

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
2	Mobile active customers has been replaced by digitally active customers as a more complete reflection of digital adoption by Barclays UK customers.
3	Excluding the impact of Tesco Bank acquisition.

Analysis of Barclays UK	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking1	5,333	4,729	13	1,847	1,067	73
Barclaycard Consumer UK	937	964	(3)	231	242	(5)
Business Banking	2,004	1,894	6	537	483	11
Total income	8,274	7,587	9	2,615	1,792	46

Analysis of credit impairment (charges)/releases
Personal Banking1	(281)	(170)	(65)	(244)	35
Barclaycard Consumer UK	(113)	(162)	30	(35)	(73)	52
Business Banking	29	28	4	(4)	1
Total credit impairment charges	(365)	(304)	(20)	(283)	(37)

	As at 31.12.24	As at 31.12.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	177.0	170.1
Barclaycard Consumer UK	11.0	9.7
Business Banking	19.7	23.0
Total loans and advances to customers at amortised cost	207.7	202.8

Analysis of customer deposits at amortised cost
Personal Banking	191.4	185.4
Barclaycard Consumer UK	—	—
Business Banking	52.8	55.7
Total customer deposits at amortised cost	244.2	241.1

1
Following the completion of the acquisition on 1 November 2024, Tesco Bank is reported in Personal Banking. In Q424 and FY24, total income includes the £556m day 1 gain, and total credit impairment charges include the £209m day 1 impact. For further details, refer to Other Matters on page 8.

Barclays UK delivered a RoTE of 23.1% (2023: 19.2%) supported by robust income, strong asset quality and disciplined cost management, with continued investment in delivering a simpler, better and more balanced retail bank.

2024 compared to 2023
Income statement

●
Profit before tax increased 25% to £3,580m

–
Excluding the net positive day 1 impact from the Tesco Bank acquisition of £347m, profit before tax increased 13% to £3,233m with a RoTE of 20.8%

●
Total income increased 9% to £8,274m primarily driven by the £556m day 1 gain from the acquisition of Tesco Bank. Excluding the impact of the day 1 gain, income increased 2% to £7,718m. NII increased 3% to £6,627m, as continued structural hedge momentum and the Q424 Tesco Bank NII benefit were partially offset by adverse deposit dynamics, which have stabilised throughout 2024, and mortgage margin compression. Net fee, commission and other income increased 42% to £1,647m driven primarily by the £556m day 1 gain from the acquisition of Tesco Bank. Excluding the impact from the day 1 gain, net fee, commission and other income decreased 6% to £1,091m primarily driven by the transfer of WM&I to PBWM1

–
Personal Banking income increased 13% to £5,333m, driven primarily by the £556m day 1 gain from the acquisition of Tesco Bank. Excluding the impact from the day 1 gain, income was broadly stable at £4,777m, as continued structural hedge momentum and the Q424 Tesco Bank NII were partially offset by adverse deposit dynamics and mortgage margin compression

–
Barclaycard Consumer UK income decreased 3% to £937m due to lower interest earning lending balances, resulting from higher customer spend being more than offset by repayments

–
Business Banking income increased 6% to £2,004m driven by continued structural hedge momentum, partially offset by lower government scheme lending as repayments continue and lower deposit volumes

●
Total operating expenses decreased 2% to £4,329m, driven by lower structural cost actions and by the transfer of WM&I to PBWM1 partially offset by Q424 Tesco Bank costs and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio

●
Credit impairment charges were £365m (2023: £304m), driven by the £209m day 1 impact from the acquisition of Tesco Bank, partially offset by a resilient credit performance in UK cards and UK mortgages. UK cards 30 and 90 day arrears remained low at 0.7%2 (Q423: 0.9%) and 0.2%2 (Q423: 0.2%) respectively. The UK cards total coverage ratio reduced to 4.8% (December 2023: 6.8%) following the day 1 impact from the acquisition of Tesco Bank and release of the affordability linked adjustments

Balance sheet

●
Loans and advances to customers at amortised cost increased by £4.9bn to £207.7bn, primarily driven by a c.£8bn increase from the acquisition of Tesco Bank, growth in unsecured lending and mortgage lending, partially offset by securitisation of mortgage balances in Q424 and continued repayment of government scheme lending in Business Banking
●
Customer deposits at amortised cost increased by £3.1bn to £244.2bn, driven by a c.£7bn increase from the acquisition of Tesco Bank, partially offset by reduction in Business Banking and retail current account balances, however these dynamics have stabilised throughout 2024. The loan: deposit ratio remained stable at 92% (December 2023: 92%)
●
RWAs increased to £84.5bn (December 2023: £73.5bn), primarily driven by a c.£7bn increase from the acquisition of Tesco Bank, lending business growth and regulatory driven methodology changes

1	WM&I was transferred in May 2023.
2	Excluding the impact of Tesco Bank acquisition.

Barclays UK Corporate Bank	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,206	1,160	4	324	247	31
Net fee, commission, trading and other income	574	610	(6)	134	148	(9)
Total income	1,780	1,770	1	458	395	16
Operating costs	(935)	(905)	(3)	(250)	(258)	3
UK regulatory levies	(37)	(8)		(14)	(8)	(75)
Litigation and conduct	(1)	1		(1)	(1)
Total operating expenses	(973)	(912)	(7)	(265)	(267)	1
Other net expenses	—	(3)		—	(5)
Profit before impairment	807	855	(6)	193	123	57
Credit impairment (charges)/releases	(76)	27		(40)	(18)
Profit before tax	731	882	(17)	153	105	46
Attributable profit	490	584	(16)	98	59	66

Performance measures
Return on average allocated tangible equity	16.0%	20.5%		12.3%	8.4%
Average allocated tangible equity (£bn)	3.1	2.9		3.2	2.8
Cost: income ratio	55%	52%		58%	68%
Loan loss rate (bps)	29	(10)		62	27

	As at 31.12.24	As at 31.12.23
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	25.4	26.4
Deposits at amortised cost	83.1	84.9
Risk weighted assets	23.9	20.9
Period end allocated tangible equity	3.3	3.0

	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	267	262	2	71	64	11
Transaction banking	1,513	1,508	—	387	331	17
Total income	1,780	1,770	1	458	395	16

UKCB delivered a RoTE of 16.0% (2023: 20.5%), as income from increased average deposit balances was offset by lower liquidity pool income, and the continuing investment to support future growth ambitions.

2024 compared to 2023
Income statement

●
Profit before tax decreased 17% to £731m (2023: £882m)
●
Total income was broadly stable at £1,780m as increased deposit income from higher average balances was largely offset by lower liquidity pool income
●
Total operating expenses increased 7% to £973m, reflecting higher ongoing spend to support growth ambitions and the BoE levy scheme
●
Credit impairment charges were £76m (2023: £27m release), driven by stable underlying credit performance and limited single name charges. The release in the prior period was driven by the improved macroeconomic outlook

Balance sheet

●
Loans and advances to customers at amortised cost decreased to £25.4bn (December 2023: £26.4bn) as strategic growth in balances was more than offset by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
●
Customer deposits at amortised cost decreased to £83.1bn (December 2023: £84.9bn) primarily driven by a c.£2bn reduction from refinements to the perimeter with the International Corporate Bank within IB
●
RWAs increased to £23.9bn (December 2023: £20.9bn), reflecting higher client lending limits and strategic growth in lending balances

Barclays Private Bank and Wealth Management	Year ended				Three months ended
	31.12.24	31.12.23			31.12.24	31.12.23
Income statement information	£m	£m	% Change		£m	£m	% Change
Net interest income	767	768	—		216	182	19
Net fee, commission and other income	542	440	23		135	131	3
Total income	1,309	1,208	8		351	313	12
Operating costs	(911)	(795)	(15)		(255)	(255)	—
UK regulatory levies	(9)	(4)			(7)	(4)	(75)
Litigation and conduct	—	2			(1)	2
Total operating expenses	(920)	(797)	(15)		(263)	(257)	(2)
Other net income	—	—	#DIV/0!	`	—	—	#DIV/0!
Profit before impairment	389	411	(5)		88	56	57
Credit impairment (charges)/releases	(6)	(4)	(50)		(2)	4
Profit before tax	383	407	(6)		86	60	43
Attributable profit	288	330	(13)		63	47	34

Performance measures
Return on average allocated tangible equity	28.1%	32.7%			23.9%	19.1%
Average allocated tangible equity (£bn)	1.0	1.0			1.1	1.0
Cost: income ratio	70%	66%			75%	82%
Loan loss rate (bps)	4	3			5	(10)

Key facts	£bn	£bn
Invested assets1	124.6	108.8
Clients assets and liabilities2	208.9	182.9

	As at 31.12.24	As at 31.12.23
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	14.5	13.6
Deposits at amortised cost	69.5	60.3
Risk weighted assets	7.9	7.2
Period end allocated tangible equity	1.1	1.0

1	Invested assets represent assets under management and supervision.
2	Client assets and liabilities refers to customer deposits, lending and invested assets.

PBWM delivered a RoTE of 28.1% (2023: 32.7%), as the business continues to see an inflow of new client balances across deposits, lending and investments which reflects the strong product offering and client engagement. Together with the impact from market movement, this has resulted in continued income growth of 8%. Costs are higher by 15% which is due to the continued investment in people, product and the platform to deliver our three year plan.

2024 compared to 2023

Income statement

●
Profit before tax decreased 6% to £383m

●
Total income increased 8% to £1,309m driven by client assets and liabilities balances growth and the transfer of WM&I from Barclays UK1. Net interest income was broadly flat, as the impact from higher deposits balances was offset by lower liquidity pool income. Net fee, commission and other income increased 23%, driven by higher investment balances and transactional activity

●
Total operating expenses increased 15% to £920m, reflecting the transfer of WM&I from Barclays UK and higher investment spend, to support business growth ambitions

Balance sheet

●
Client assets and liabilities increased £26.0bn to £208.9bn, driven by £15.8bn increase in invested assets as a result of market movements and underlying balance growth, as well as £9.2bn increase in deposits and £0.9bn increase in gross loans to clients

●
RWAs increased to £7.9bn (December 2023: £7.2bn)

1	WM&I was transferred in May 2023.

Barclays Investment Bank	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,031	1,393	(26)	284	282	1
Net trading income	6,241	6,040	3	1,262	757	67
Net fee, commission and other income	4,533	3,602	26	1,061	998	6
Total income	11,805	11,035	7	2,607	2,037	28
Operating costs	(7,666)	(7,619)	(1)	(1,903)	(1,934)	2
UK regulatory levies	(187)	(123)	(52)	(161)	(123)	(31)
Litigation and conduct	(55)	5		(26)	(2)
Total operating expenses	(7,908)	(7,737)	(2)	(2,090)	(2,059)	(2)
Other net expenses	—	—	#DIV/0!	—	(1)
Profit before impairment	3,897	3,298	18	517	(23)
Credit impairment charges	(123)	(102)	(21)	(46)	(23)
Profit/(loss) before tax	3,774	3,196	18	471	(46)
Attributable profit/(loss)	2,513	2,041	23	247	(149)

Performance measures
Return on average allocated tangible equity	8.5%	7.0%		3.4%	(2.1)%
Average allocated tangible equity (£bn)	29.7	29.0		29.3	28.9
Cost: income ratio	67%	70%		80%	101%
Loan loss rate (bps)	10	9		15	8

	As at 31.12.24	As at 31.12.23
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	69.7	62.7
Loans and advances to banks at amortised cost	6.8	7.3
Debt securities at amortised cost	47.9	38.9
Loans and advances at amortised cost	124.4	108.9
Trading portfolio assets	166.1	174.5
Derivative financial instrument assets	291.6	255.1
Financial assets at fair value through the income statement	190.4	202.5
Cash collateral and settlement balances	111.1	102.3
Deposits at amortised cost	140.5	132.7
Derivative financial instrument liabilities	279.0	249.7
Risk weighted assets	198.8	197.3
Period end allocated tangible equity	29.3	29.0

	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,667	4,845	(4)	934	724	29
Equities	2,875	2,373	21	604	431	40
Global Markets	7,542	7,218	4	1,538	1,155	33
Advisory	661	593	11	189	171	11
Equity capital markets	351	219	60	98	38
Debt capital markets	1,492	1,148	30	327	301	9
Banking fees and underwriting	2,504	1,960	28	614	510	20
Corporate lending	153	213	(28)	45	(23)
Transaction banking	1,606	1,644	(2)	410	395	4
International Corporate Bank	1,759	1,857	(5)	455	372	22
Investment Banking	4,263	3,817	12	1,069	882	21
Total income	11,805	11,035	7	2,607	2,037	28

IB delivered a RoTE of 8.5% (2023: 7.0%) which reflects the deep client relationships, synergies across the Investment Bank, prudent capital deployment and risk management. The performance is supported by growth in our diversified income streams including improved performance in Financing1 and Equities within Global Markets, Equity and Debt Capital markets in Investment Banking. Costs have grown by 2% reflecting the commitment to grow costs modestly.

2024 compared to 2023

Income statement

●
IB has a diverse income profile across businesses and geographies including a significant presence in the US. The appreciation of average GBP against USD adversely impacted income and profits, and positively impacted total operating expenses.
●
Profit before tax increased to £3,774m (2023: £3,196m)
●
Total income increased 7% to £11,805m

–
Global Markets income increased 4% to £7,542m driven by increased income in Equities, partially offset by lower income in FICC

–
Equities income increased 21% to £2,875m, reflecting increased client activity in Derivatives and Cash products and growth in Prime financing balances, additionally supported by a £125m fair value gain on Visa B shares in Q124
–
FICC income decreased 4% to £4,667m, reflecting lower client activity in Macro and the non-repeat of the inflation benefit from prior year, partially offset by strong performance in Securitised products

–
Investment Banking income increased 12% to £4,263m

–
Banking fees and underwriting income increased 28% to £2,504m reflecting an increase in the fee pool and an increased market share2. Debt capital markets fee increased 30% to £1,492m driven by increased activity in leverage finance and investment grade issuance. Equity capital markets fees increased 60% to £351m driven by increased deal activity including fees booked on a large UK rights issue completed in Q224. Advisory fee income increased 11% to £661m
–
International Corporate Bank income decreased 5% to £1,759m driven by lower liquidity pool income, as higher income from growth in deposit balances was offset by margin compression in deposit products including the impact of customers migrating to higher interest returning products. Corporate lending income was broadly stable

●
Total operating expenses increased 2% to £7,908m driven by UK regulatory levies and litigation and conduct costs. Operating expenses excluding UK regulatory levies and litigation and conduct, remained broadly stable as the impact of inflation, and higher performance costs was offset by efficiency savings
●
Credit impairment charges were £123m (2023: £102m), driven by single name charges, partially offset by the benefit of credit protection

Balance sheet

●
Loans and advances at amortised costs increased to £124.4bn (December 2023: £108.9bn) driven by increased investment in debt securities and higher lending in Global Markets
●
Trading portfolio assets decreased to £166.1bn (December 2023: £174.5bn) and Financial assets at fair value through the income statement decreased to £190.4bn (December 2023: £202.5bn). Increases in client activity and underlying growth in financing balances were more than offset by balance sheet efficiencies and increased netting opportunities
●
Derivative assets and liabilities increased to £291.6bn (December 2023: £255.1bn) and £279.0bn (December 2023: £249.7bn) respectively. In addition to increased client activity, increased mark-to-market on FX derivatives was driven by USD appreciation in Q424, partially offset by a reduction in interest rate derivatives due to an increase in the USD and GBP forward rate curves
●
Deposits at amortised cost increased to £140.5bn (December 2023: £132.7bn) driven by deposit growth in International Corporate Bank
●
RWAs remained broadly stable at £198.8bn (December 2023: £197.3bn) reflecting the commitment to improve productivity whilst not increasing RWAs materially

1
Markets Financing includes income related to client financing in both FICC and Equities. In FICC this includes fixed income securities repurchase agreements, structured credit, warehouse and asset backed lending. In Equities this includes prime brokerage margin lending, securities lending, quantitative prime services, futures clearing and settlement, synthetic financing, and equity structured financing. All other items are considered intermediation.

2	Data source: Dealogic for the period covering 1 January to 31 December 2024.

Barclays US Consumer Bank	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,659	2,604	2	678	686	(1)
Net fee, commission and other income	667	664	—	179	180	(1)
Total income	3,326	3,268	2	857	866	(1)
Operating costs	(1,612)	(1,650)	2	(433)	(418)	(4)
UK regulatory levies	—	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(14)	(6)		—	(2)
Total operating expenses	(1,626)	(1,656)	2	(433)	(420)	(3)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	1,700	1,612	5	424	446	(5)
Credit impairment charges	(1,293)	(1,438)	10	(298)	(449)	34
Profit/(loss) before tax	407	174		126	(3)
Attributable profit/(loss)	302	131		94	(3)

Performance measures
Return on average allocated tangible equity	9.1%	4.1%		11.2%	(0.3)%
Average allocated tangible equity (£bn)	3.3	3.2		3.4	3.3
Cost: income ratio	49%	51%		51%	48%
Loan loss rate (bps)	431	514		395	636
Net interest margin	10.65%	10.85%		10.66%	10.88%

Key facts
US cards 30 day arrears rate	3.0%	2.9%
US cards customer FICO score distribution
<660	12%	12%
>660	88%	88%
End net receivables ($bn)	33.1	32.2

	As at 31.12.24	As at 31.12.23
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	20.0	24.2
Deposits at amortised cost	23.3	19.7
Risk weighted assets	26.8	24.8
Period end allocated tangible equity	3.7	3.4

USCB delivered a RoTE of 9.1% (2023: 4.1%) driven by a reduced impairment charge from lower reserve build, and growth in cards balances driving higher income, partially offset by the strengthening of GBP against USD. c.£0.9bn ($1.1bn) of the outstanding credit card receivables were sold to Blackstone in Q124, providing a benefit from reduced RWAs.

2024 compared to 2023

Income statement

●
The appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses. Measurement uncertainty
●
Profit before tax was £407m (2023: £174m)
●
Total income increased 2% to £3,326m. NII increased 2% to £2,659m reflecting underlying growth in cards balances. Net fee, commission and other income remained stable driven by higher purchases and account growth1
●
Total operating expenses decreased 2% to £1,626m, driven by efficiency savings
●
Credit impairment charges were £1,293m (2023: £1,438m), informed by the anticipated higher delinquencies in US cards partially offset by the impact of credit risk management actions and methodology enhancements. US cards 30 and 90 day arrears were 3.0%2 (Q423: 2.9%) and 1.6%2 (Q423: 1.5%) respectively. The USCB total coverage ratio increased to 11.4% (December 2023: 10.1%), primarily driven by the reclassification of a co-branded cards portfolio to assets held for sale, excluding which the coverage ratio was 9.8%

Balance sheet

●
Loans and advances to customers at amortised cost decreased to £20.0bn (December 2023: £24.2bn) driven by a reclassification of balances to assets held for sale. Adjusting for this reclassification, loans and advances to customers at amortised cost grew to £26.0bn driven by growth in cards balances
●
Customer deposits at amortised cost grew to £23.3bn (December 2023: £19.7bn), with underlying deposit growth, in line with USCB's ambition to grow core deposits
●
RWAs increased to £26.8bn (December 2023: £24.8bn), driven by increased receivables

1
Includes Barclays accounts and those serviced for third parties.
2
Including a co-branded cards portfolio classified as assets held for sale.

Head Office	Year ended			Three months ended
	31.12.24	31.12.23		31.12.24	31.12.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	646	353	83	183	167	10
Net fee, commission and other income	(352)	157		(107)	28
Total income	294	510	(42)	76	195	(61)
Operating costs	(836)	(1,352)	38	(233)	(717)	68
UK regulatory levies	(9)	(14)	36	(9)	(14)	36
Litigation and conduct	(134)	(48)		(84)	1
Total operating expenses	(979)	(1,414)	31	(326)	(730)	55
Other net income/(expenses)	37	(6)		–	(10)
Loss before impairment	(648)	(910)	29	(250)	(545)	54
Credit impairment charges	(119)	(60)	(98)	(42)	(29)	(45)
Loss before tax	(767)	(970)	21	(292)	(574)	49
Attributable loss	(742)	(774)	4	(318)	(447)	29

Performance measures
Average allocated tangible equity (£bn)	2.9	1.1		3.4	2.7

	As at 31.12.24	As at 31.12.23
Balance sheet information	£bn	£bn
Risk weighted assets	16.2	19.0
Period end allocated tangible equity	2.4	3.6

2024 compared to 2023

Income statement

●
Loss before tax was £767m (2023: £970m)
●
Total income decreased to £294m (2023: £510m) mainly driven by the £220m loss on sale of the performing Italian retail mortgage portfolio and the £9m negative impact from the disposal of the German consumer finance business.
●
Total operating expenses decreased to £979m (2023: £1,414m) mainly due to the non-repeat of prior year structural cost actions. Q424 included a £90m provision in relation to historical motor finance commission arrangements1
●
Credit impairment charges were £119m (2023: £60m), including a £26m loss on sale on the non-performing Italian mortgage portfolio. The lower charge in the prior period was influenced by easing inflationary pressure in the modelled German consumer finance business

Balance sheet

●
RWAs decreased to £16.2bn (December 2023: £19.0bn) mainly from the sale of the Italian retail mortgage portfolios and a decrease in relation to merchant acquiring cash in transit settlement balances

1	See Note 25 Legal, competition and regulatory matters of the Barclays 2024 Annual Report for more information on the basis of preparation.

Quarterly Results Summary

Barclays Group
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,500	3,308	3,056	3,072	3,139	3,247	3,270	3,053
Net fee, commission and other income	3,464	3,239	3,268	3,881	2,459	3,011	3,015	4,184
Total income	6,964	6,547	6,324	6,953	5,598	6,258	6,285	7,237
Operating costs	(4,244)	(3,954)	(3,999)	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)
UK regulatory levies1	(227)	27	—	(120)	(180)	—	—	—
Litigation and conduct	(121)	(35)	(7)	(57)	(5)	—	(33)	1
Total operating expenses	(4,592)	(3,962)	(4,006)	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)
Other net income/(expenses)	–	21	4	12	(16)	9	3	(5)
Profit before impairment	2,372	2,606	2,322	2,790	662	2,318	2,336	3,122
Credit impairment charges	(711)	(374)	(384)	(513)	(552)	(433)	(372)	(524)
Profit before tax	1,661	2,232	1,938	2,277	110	1,885	1,964	2,598
Tax (charges)/credit	(448)	(412)	(427)	(465)	23	(343)	(353)	(561)
Profit after tax	1,213	1,820	1,511	1,812	133	1,542	1,611	2,037
Non-controlling interests	(20)	(3)	(23)	(3)	(25)	(9)	(22)	(8)
Other equity instrument holders	(228)	(253)	(251)	(259)	(219)	(259)	(261)	(246)
Attributable profit/(loss)	965	1,564	1,237	1,550	(111)	1,274	1,328	1,783

Performance measures
Return on average tangible shareholders' equity	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%
Average tangible shareholders' equity (£bn)	51.5	51.0	49.8	50.5	48.9	46.5	46.7	47.6
Cost: income ratio	66%	61%	63%	60%	88%	63%	63%	57%
Loan loss rate (bps)	66	37	38	51	54	42	37	52
Basic earnings per ordinary share	6.7p	10.7p	8.3p	10.3p	(0.7)p	8.3p	8.6p	11.3p
Basic weighted average number of shares (m)	14,432	14,648	14,915	14,983	15,092	15,405	15,523	15,770
Period end number of shares (m)	14,420	14,571	14,826	15,091	15,155	15,239	15,556	15,701
Period end tangible shareholders' equity (£bn)	51.5	51.1	50.4	50.6	50.2	48.2	45.3	47.3

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	337.9	326.5	329.8	332.1	333.3	339.6	337.4	343.6
Loans and advances to banks at amortised cost	8.3	8.1	8.0	8.5	9.5	11.5	10.9	11.0
Debt securities at amortised cost	68.2	64.6	61.7	57.4	56.7	54.3	53.1	48.9
Loans and advances at amortised cost	414.5	399.2	399.5	397.9	399.5	405.4	401.4	403.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,518.2	1,531.1	1,576.6	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1
Deposits at amortised cost	560.7	542.8	557.5	552.3	538.8	561.3	554.7	555.7
Tangible net asset value per share	357p	351p	340p	335p	331p	316p	291p	301p
Common equity tier 1 ratio	13.6%	13.8%	13.6%	13.5%	13.8%	14.0%	13.8%	13.6%
Common equity tier 1 capital	48.6	47.0	47.7	47.1	47.3	48.0	46.6	46.0
Risk weighted assets	358.1	340.4	351.4	349.6	342.7	341.9	336.9	338.4
UK leverage ratio	5.0%	4.9%	5.0%	4.9%	5.2%	5.0%	5.1%	5.1%
UK leverage exposure	1,206.5	1,197.4	1,222.7	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9

Funding and liquidity
Group liquidity pool (£bn)	296.9	311.7	328.7	323.5	298.1	335.0	330.7	333.0
Liquidity coverage ratio	172.4%	170.1%	167.0%	163.2%	161.4%	158.7%	157.2%	156.6%
Net stable funding ratio	134.9%	135.6%	136.4%	135.7%	138.0%	138.2%	138.8%	139.2%
Loan: deposit ratio	74%	74%	72%	72%	74%	72%	72%	73%

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2	Refer to pages 60 to 64 for further information on how capital, RWAs and leverage are calculated.

Barclays UK
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,815	1,666	1,597	1,549	1,575	1,578	1,660	1,618
Net fee, commission and other income	800	280	290	277	217	295	301	343
Total income	2,615	1,946	1,887	1,826	1,792	1,873	1,961	1,961
Operating costs	(1,170)	(1,017)	(1,041)	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)
UK regulatory levies	(36)	12	—	(54)	(30)	—	—	—
Litigation and conduct	(9)	(1)	(4)	(2)	(4)	9	5	(2)
Total operating expenses	(1,215)	(1,006)	(1,045)	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,400	940	842	763	605	824	876	867
Credit impairment charges	(283)	(16)	(8)	(58)	(37)	(59)	(95)	(113)
Profit before tax	1,117	924	834	705	568	765	781	754
Attributable profit	781	621	584	479	382	531	534	515

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.7	199.3	198.7	200.8	202.8	204.9	206.8	208.2
Customer deposits at amortised cost	244.2	236.3	236.8	237.2	241.1	243.2	249.8	254.3
Loan: deposit ratio	92%	92%	91%	92%	92%	92%	90%	90%
Risk weighted assets	84.5	77.5	76.5	76.5	73.5	73.2	73.0	74.6
Period end allocated tangible equity	11.6	10.7	10.6	10.7	10.2	10.1	10.1	10.3

Performance measures
Return on average allocated tangible equity	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%
Average allocated tangible equity (£bn)	11.2	10.6	10.5	10.4	10.2	10.1	10.2	10.3
Cost: income ratio	46%	52%	55%	58%	66%	56%	55%	56%
Loan loss rate (bps)	49	3	1	11	7	10	17	20
Net interest margin	3.53%	3.34%	3.22%	3.09%	3.07%	3.04%	3.22%	3.18%

Analysis of Barclays UK	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,847	1,184	1,174	1,128	1,067	1,165	1,244	1,253
Barclaycard Consumer UK	231	249	228	229	242	238	237	247
Business Banking	537	513	485	469	483	470	480	461
Total income	2,615	1,946	1,887	1,826	1,792	1,873	1,961	1,961

Analysis of credit impairment (charges)/releases
Personal Banking	(244)	3	(26)	(14)	35	(85)	(92)	(28)
Barclaycard Consumer UK	(35)	(15)	(25)	(38)	(73)	29	(35)	(83)
Business Banking	(4)	(4)	43	(6)	1	(3)	32	(2)
Total credit impairment charges	(283)	(16)	(8)	(58)	(37)	(59)	(95)	(113)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	177.0	168.1	167.3	169.0	170.1	172.3	173.3	173.6
Barclaycard Consumer UK	11.0	10.6	10.2	9.8	9.7	9.6	9.3	9.0
Business Banking	19.7	20.6	21.2	22.0	23.0	23.0	24.2	25.6
Total loans and advances to customers at amortised cost	207.7	199.3	198.7	200.8	202.8	204.9	206.8	208.2

Analysis of customer deposits at amortised cost
Personal Banking	191.4	182.9	183.3	183.4	185.4	186.1	191.1	194.3
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	52.8	53.4	53.5	53.8	55.7	57.1	58.7	60.0
Total customer deposits at amortised cost	244.2	236.3	236.8	237.2	241.1	243.2	249.8	254.3

Barclays UK Corporate Bank
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	324	309	296	277	247	304	299	310
Net fee, commission, trading and other income	134	136	147	157	148	136	173	153
Total income	458	445	443	434	395	440	472	463
Operating costs	(250)	(229)	(235)	(221)	(258)	(224)	(213)	(210)
UK regulatory levies	(14)	7	—	(30)	(8)	—	—	—
Litigation and conduct	(1)	—	—	—	(1)	2	—	—
Total operating expenses	(265)	(222)	(235)	(251)	(267)	(222)	(213)	(210)
Other net (expenses)/income	—	—	—	—	(5)	—	1	1
Profit before impairment	193	223	208	183	123	218	260	254
Credit impairment (charges)/releases	(40)	(13)	(8)	(15)	(18)	(15)	84	(24)
Profit before tax	153	210	200	168	105	203	344	230
Attributable profit	98	144	135	113	59	129	239	157

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.4	24.8	25.7	25.7	26.4	26.9	26.9	27.2
Deposits at amortised cost	83.1	82.3	84.9	81.7	84.9	82.7	82.6	83.6
Risk weighted assets	23.9	22.1	21.9	21.4	20.9	19.5	20.6	20.2
Period end allocated tangible equity	3.3	3.0	3.0	3.0	3.0	2.8	2.9	2.9

Performance measures
Return on average allocated tangible equity	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%
Average allocated tangible equity (£bn)	3.2	3.1	3.0	3.0	2.8	2.8	2.9	2.9
Cost: income ratio	58%	50%	53%	58%	68%	50%	45%	45%
Loan loss rate (bps)	62	21	12	23	27	21	(123)	36

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	71	67	57	72	64	69	68	61
Transaction banking	387	378	386	362	331	371	404	402
Total income	458	445	443	434	395	440	472	463

Barclays Private Bank and Wealth Management
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	216	189	187	175	182	219	186	181
Net fee, commission and other income	135	137	133	137	131	118	113	78
Total income	351	326	320	312	313	337	299	259
Operating costs	(255)	(222)	(220)	(214)	(255)	(214)	(182)	(144)
UK regulatory levies	(7)	1	—	(3)	(4)	—	—	—
Litigation and conduct	(1)	—	1	—	2	—	—	—
Total operating expenses	(263)	(221)	(219)	(217)	(257)	(214)	(182)	(144)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	88	105	101	95	56	123	117	115
Credit impairment (charges)/releases	(2)	(7)	3	—	4	2	(7)	(3)
Profit before tax	86	98	104	95	60	125	110	112
Attributable profit	63	74	77	74	47	102	91	90

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.5	14.0	13.9	13.7	13.6	13.4	13.8	14.3
Deposits at amortised cost	69.5	64.8	64.6	61.9	60.3	59.7	59.2	60.8
Risk weighted assets	7.9	7.3	7.0	7.2	7.2	7.2	7.2	7.5
Period end allocated tangible equity	1.1	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Client assets and liabilities1	208.9	201.5	198.5	189.1	182.9	178.7	174.1	141.5

Performance measures
Return on average allocated tangible equity	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%
Average allocated tangible equity (£bn)	1.1	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Cost: income ratio	75%	68%	68%	70%	82%	63%	61%	56%
Loan loss rate (bps)	5	19	(9)	—	(10)	(7)	20	7

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	284	282	268	197	282	397	555	159
Net trading income	1,262	1,512	1,485	1,982	757	1,497	1,351	2,435
Net fee, commission and other income	1,061	1,057	1,266	1,149	998	792	837	975
Total income	2,607	2,851	3,019	3,328	2,037	2,686	2,743	3,569
Operating costs	(1,903)	(1,906)	(1,900)	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)
UK regulatory levies	(161)	7	—	(33)	(123)	—	—	—
Litigation and conduct	(26)	(17)	(3)	(9)	(2)	6	(1)	2
Total operating expenses	(2,090)	(1,916)	(1,903)	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)
Other net (expenses)/income	—	—	—	—	(1)	2	—	(1)
Profit/(loss) before impairment	517	935	1,116	1,329	(23)	854	929	1,538
Credit impairment (charges)/releases	(46)	(43)	(44)	10	(23)	23	(77)	(25)
Profit/(loss) before tax	471	892	1,072	1,339	(46)	877	852	1,513
Attributable profit/(loss)	247	652	715	899	(149)	580	562	1,048

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	69.7	64.5	66.6	64.6	62.7	62.3	59.1	63.1
Loans and advances to banks at amortised cost	6.8	6.7	6.6	7.6	7.3	9.5	9.0	9.1
Debt securities at amortised cost	47.9	44.8	41.7	40.4	38.9	36.3	35.1	30.7
Loans and advances at amortised cost	124.4	116.0	114.9	112.6	108.9	108.1	103.2	102.9
Trading portfolio assets	166.1	185.8	197.2	195.3	174.5	155.3	165.0	137.6
Derivative financial instrument assets	291.6	256.7	251.4	248.9	255.1	280.4	264.8	256.5
Financial assets at fair value through the income statement	190.4	210.8	211.7	225.1	202.5	237.2	231.1	243.8
Cash collateral and settlement balances	111.1	134.7	139.8	129.8	102.3	134.6	122.1	124.3
Deposits at amortised cost	140.5	139.8	151.3	151.1	132.7	154.2	142.9	137.3
Derivative financial instrument liabilities	279.0	249.4	241.8	241.5	249.7	268.3	254.5	246.7
Risk weighted assets	198.8	194.2	203.3	200.4	197.3	201.1	197.2	198.0
Period end allocated tangible equity	29.3	28.4	29.7	29.6	29.0	29.0	28.7	28.9

Performance measures
Return on average allocated tangible equity	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%
Average allocated tangible equity (£bn)	29.3	29.5	29.9	30.0	28.9	28.8	29.0	29.1
Cost: income ratio	80%	67%	63%	60%	101%	68%	66%	57%
Loan loss rate (bps)	15	15	15	(4)	8	(8)	30	10

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	934	1,180	1,149	1,404	724	1,147	1,186	1,788
Equities	604	692	696	883	431	675	563	704
Global Markets	1,538	1,872	1,845	2,287	1,155	1,822	1,749	2,492
Advisory	189	186	138	148	171	80	130	212
Equity capital markets	98	64	121	68	38	62	69	50
Debt capital markets	327	344	420	401	301	233	273	341
Banking Fees and Underwriting	614	594	679	617	510	375	472	603
Corporate lending	45	(21)	87	42	(23)	103	100	33
Transaction banking	410	406	408	382	395	386	422	441
International Corporate Banking	455	385	495	424	372	489	522	474
Investment Banking	1,069	979	1,174	1,041	882	864	994	1,077
Total income	2,607	2,851	3,019	3,328	2,037	2,686	2,743	3,569

Barclays US Consumer Bank
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	678	647	646	688	686	662	622	634
Net fee, commission, trading and other income	179	144	173	171	180	147	145	192
Total income	857	791	819	859	866	809	767	826
Operating costs	(433)	(384)	(408)	(387)	(418)	(404)	(401)	(427)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	—	(9)	(2)	(3)	(2)	—	(4)	—
Total operating expenses	(433)	(393)	(410)	(390)	(420)	(404)	(405)	(427)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	424	398	409	469	446	405	362	399
Credit impairment charges	(298)	(276)	(309)	(410)	(449)	(404)	(264)	(321)
Profit/(loss) before tax	126	122	100	59	(3)	1	98	78
Attributable profit/(loss)	94	89	75	44	(3)	3	72	59

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	20.0	23.2	24.3	23.6	24.2	24.3	22.9	22.5
Deposits at amortised cost	23.3	19.4	20.0	20.3	19.7	19.3	17.9	18.1
Risk weighted assets	26.8	23.2	24.4	23.9	24.8	24.1	22.5	22.5
Period end allocated tangible equity	3.7	3.2	3.3	3.3	3.4	3.3	3.1	3.1

Performance measures
Return on average allocated tangible equity	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%
Average allocated tangible equity (£bn)	3.4	3.3	3.3	3.3	3.3	3.1	3.1	3.1
Cost: income ratio	51%	50%	50%	46%	48%	50%	53%	52%
Loan loss rate (bps)1	395	411	438	610	636	582	411	515
Net interest margin	10.66%	10.38%	10.43%	11.12%	10.88%	10.88%	10.66%	10.97%

1	LLR includes held for sale portfolios to remain consistent with the treatment of impairment.

Head Office
	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	183	215	62	186	167	87	(52)	151
Net fee, commission and other income	(107)	(27)	(226)	8	28	26	95	8
Total income	76	188	(164)	194	195	113	43	159
Operating costs	(233)	(197)	(195)	(211)	(717)	(210)	(221)	(204)
UK regulatory levies	(9)	—	—	—	(14)	—	—	—
Litigation and conduct	(84)	(7)	1	(44)	1	(16)	(32)	(1)
Total operating expenses	(326)	(204)	(194)	(255)	(730)	(226)	(253)	(205)
Other net income/(expenses)	—	21	4	12	(10)	7	2	(5)
(Loss)/profit before impairment	(250)	5	(354)	(49)	(545)	(106)	(208)	(51)
Credit impairment (charges)/releases	(42)	(19)	(18)	(40)	(29)	20	(13)	(38)
Loss before tax	(292)	(14)	(372)	(89)	(574)	(86)	(221)	(89)
Attributable loss	(318)	(16)	(349)	(59)	(447)	(71)	(170)	(86)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	16.2	16.1	18.3	20.2	19.0	16.8	16.4	15.6
Period end allocated tangible equity	2.4	4.9	2.7	3.0	3.6	2.0	(0.5)	1.1

Performance measures
Average allocated tangible equity (£bn)	3.4	3.5	2.1	2.8	2.7	0.7	0.5	1.2

Performance Management

Margins and balances
	Twelve months ended 31.12.24			Twelve months ended 31.12.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,627	201,152	3.29	6,431	205,667	3.13
Barclays UK Corporate Bank	1,206	22,776	5.30	1,160	23,207	5.00
Barclays Private Bank and Wealth Management	767	13,983	5.49	768	13,935	5.51
Barclays US Consumer Bank1	2,659	24,978	10.65	2,604	23,999	10.85
Group excluding IB and Head Office1	11,259	262,889	4.28	10,963	266,808	4.11
Barclays Investment Bank	1,031			1,393
Head Office	646			353
Barclays Group Net interest income	12,936			12,709

1	Average customer assets includes held for sale balances generating net interest income.

The Group excluding IB and Head Office Net interest margin increased by 17bps from 4.11% in 2023 to 4.28% in 2024, due to continued structural hedge momentum and higher cards balances in USCB, partially offset by mortgage margin compression in Barclays UK and adverse product dynamics in deposits.

Quarterly analysis
	Q424	Q324	Q224	Q124	Q423
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,815	1,666	1,597	1,549	1,575
Barclays UK Corporate Bank	324	309	296	277	247
Barclays Private Bank and Wealth Management	216	189	187	175	182
Barclays US Consumer Bank	678	647	646	688	686
Group excluding IB and Head Office	3,033	2,811	2,726	2,689	2,690

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	204,793	198,616	199,529	201,669	203,646
Barclays UK Corporate Bank	23,450	23,049	22,474	22,257	23,354
Barclays Private Bank and Wealth Management	14,381	14,061	13,931	13,593	13,525
Barclays US Consumer Bank1	25,314	24,798	24,899	24,880	25,012
Group excluding IB and Head Office	267,938	260,524	260,833	262,399	265,537

Net interest margin	%	%	%	%	%
Barclays UK	3.53	3.34	3.22	3.09	3.07
Barclays UK Corporate Bank	5.50	5.33	5.30	5.00	4.19
Barclays Private Bank and Wealth Management	5.98	5.35	5.40	5.17	5.33
Barclays US Consumer Bank	10.66	10.38	10.43	11.12	10.88
Group excluding IB and Head Office	4.50	4.29	4.20	4.12	4.02

1	Average customer assets includes held for sale balances generating net interest income.

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.

The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.

The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.

When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.

Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.

The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedge reserve. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £106bn (December 2023: £128bn) which reflects the structural hedge notional of £232bn (December 2023: £246bn) netted with non-structural hedging positions of £127bn (December 2023: £118bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of 3 years.

Gross structural hedge contributions were £4,708m (December 2023: £3,623m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of future service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 186 to 239 of the Barclays PLC Annual Report 2024 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended 31.12.24	Year ended 31.12.23
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,278	1,202	(6)
Deferred bonus	636	543	(17)
Total incentive awards granted	1,914	1,745	(10)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(452)	(384)	(18)
Add: current year charges for deferred bonuses from previous years	405	390	(4)
Other differences between incentive awards granted and income statement charge	(2)	(1)	(100)
Income statement charge for performance costs	1,865	1,750	(7)

Other income statement charges:
Salaries	4,994	5,120	2
Social security costs	754	755	—
Post-retirement benefits1	558	539	(4)
Other compensation costs	587	555	(6)
Total compensation costs2	8,758	8,719	—

Other resourcing costs
Outsourcing	693	601	(15)
Redundancy and restructuring	235	452	48
Temporary staff costs	61	91	33
Other	129	154	16
Total other resourcing costs	1,118	1,298	14

Total staff costs	9,876	10,017	1

Group compensation costs as a % of total income	32.7	34.4
Group staff costs as a % of total income	36.9	39.5

One of the primary considerations for performance costs are Group and business level returns, alongside other financial and non-financial measures, including strategic delivery, risk and conduct, aligning colleague, shareholder and wider stakeholder interests.

1	Post-retirement benefits charge includes £377m (2023: £371m) in respect of defined contribution schemes and £181m (2023: £168m) in respect of defined benefit schemes.
2	£875m (2023: £860m) of Group compensation cost was capitalised as internally generated software and excluded from the Staff cost disclosed above.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1

	Actual		Expected1, 2
	Year ended	Year ended	Year ended	2026 and
	31.12.23	31.12.24	31.12.25	beyond
	£m	£m	£m	£m
Deferred bonuses from 2021 and earlier bonus pools	203	66	12	1
Deferred bonuses from 2022 bonus pool	187	120	65	12
Deferred bonuses from 2023 bonus pool	159	219	125	82
Deferred bonuses from 2024 bonus pool	—	184	175	206
Income statement charge for deferred bonuses	549	589	377	301

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2025 and beyond.

Charging of deferred bonus profile1

Grant date	Expected payment date(s)2 and percentage of the deferred bonus paid	Year	Income statement charge % profile of 2024 onwards3,4
March 2025		2024	33%
		2025	31%
	March 2026 (33.3%)	2026	21%
	March 2027 (33.3%)	2027	13%
	March 2028 (33.3%)	2028	2%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to a 3, 4, 5 or 7 year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The ERMF identifies ten principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2024, which can be accessed at home.barclays/annualreport.

In 2024, financial crime risk was elevated to a principal risk in the ERMF, effective from 1 January 2025. Previously, financial crime risk was managed as part of compliance risk. Recognising the increased external threat of financial crime, this change will enhance transparency and visibility of financial crime risk within the Group and reinforce independent assessment, management and oversight of financial crime risk.

The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost and the impairment allowance, including purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	145,039	19,507	1,793	—	166,339	36	61	61	—	158
Retail credit cards	13,497	2,064	179	40	15,780	219	440	91	—	750
Retail other	10,606	1,218	257	17	12,098	135	110	138	—	383
Corporate loans1	52,284	7,266	2,171	—	61,721	133	196	420	—	749
Total UK	221,426	30,055	4,400	57	255,938	523	807	710	—	2,040
Retail mortgages	1,651	89	169	—	1,909	2	1	26	—	29
Retail credit cards	17,629	2,953	1,724	—	22,306	334	807	1,416	—	2,557
Retail other	1,844	155	121	—	2,120	3	1	23	—	27
Corporate loans	64,224	3,901	945	—	69,070	76	135	206	—	417
Total Rest of the World	85,348	7,098	2,959	—	95,405	415	944	1,671	—	3,030
Total loans and advances at amortised cost	306,774	37,153	7,359	57	351,343	938	1,751	2,381	—	5,070
Debt securities at amortised cost	64,988	3,245	—	—	68,233	12	11	—	—	23
Total loans and advances at amortised cost including debt securities	371,762	40,398	7,359	57	419,576	950	1,762	2,381	—	5,093
Off-balance sheet loan commitments and financial guarantee contracts2	412,255	18,728	1,168	6	432,157	164	250	25	—	439
Total3,4	784,017	59,126	8,527	63	851,733	1,114	2,012	2,406	—	5,532

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.24	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,003	19,446	1,732	—	166,181	—	0.3	3.4	—	0.1
Retail credit cards	13,278	1,624	88	40	15,030	1.6	21.3	50.8	—	4.8
Retail other	10,471	1,108	119	17	11,715	1.3	9.0	53.7	—	3.2
Corporate loans1	52,151	7,070	1,751	—	60,972	0.3	2.7	19.3	—	1.2
Total UK	220,903	29,248	3,690	57	253,898	0.2	2.7	16.1	—	0.8
Retail mortgages	1,649	88	143	—	1,880	0.1	1.1	15.4	—	1.5
Retail credit cards	17,295	2,146	308	—	19,749	1.9	27.3	82.1	—	11.5
Retail other	1,841	154	98	—	2,093	0.2	0.6	19.0	—	1.3
Corporate loans	64,148	3,766	739	—	68,653	0.1	3.5	21.8	—	0.6
Total Rest of the World	84,933	6,154	1,288	—	92,375	0.5	13.3	56.5	—	3.2
Total loans and advances at amortised cost	305,836	35,402	4,978	57	346,273	0.3	4.7	32.4	—	1.4
Debt securities at amortised cost	64,976	3,234	—	—	68,210	—	0.3	—	—	—
Total loans and advances at amortised cost including debt securities	370,812	38,636	4,978	57	414,483	0.3	4.4	32.4	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts2	412,091	18,478	1,143	6	431,718	—	1.3	2.1	—	0.1
Total3,4	782,903	57,114	6,121	63	846,201	0.1	3.4	28.2	—	0.6

1
Includes Business Banking, which has a gross exposure of £13.1bn and an impairment allowance of £356m. This comprises £60m impairment allowance on £8.9bn Stage 1 exposure, £60m on £2.8bn Stage 2 exposure and £236m on £1.5bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.

2	Excludes loan commitments and financial guarantees of £16.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £204.2bn and an impairment allowance of £156m. This comprises £19m impairment allowance on £202.7bn Stage 1 exposure, £7m on £1.3bn Stage 2 exposure and £130m on £139m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,982m.

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	—	166,936	43	77	112	—	232
Retail credit cards	8,094	2,128	198	—	10,420	111	492	107	—	710
Retail other	6,832	1,252	264	—	8,348	56	117	144	—	317
Corporate loans1	54,257	8,673	1,692	—	64,622	191	214	346	—	751
Total UK	215,184	31,176	3,966	—	250,326	401	900	709	—	2,010
Retail mortgages	4,201	346	612	—	5,159	7	28	316	—	351
Retail credit cards	22,315	3,450	1,522	—	27,287	412	1,138	1,226	—	2,776
Retail other	1,637	91	229	—	1,957	3	1	32	—	36
Corporate loans	58,248	4,629	862	—	63,739	96	200	252	—	548
Total Rest of the World	86,401	8,516	3,225	—	98,142	518	1,367	1,826	—	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	—	348,468	919	2,267	2,535	—	5,721
Debt securities at amortised cost	52,869	3,907	—	—	56,776	11	16	—	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	—	405,244	930	2,283	2,535	—	5,748
Off-balance sheet loan commitments and financial guarantee contracts2	374,063	24,208	1,037	—	399,308	173	287	44	—	504
Total3,4	728,517	67,807	8,228	—	804,552	1,103	2,570	2,579	—	6,252

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.23	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	145,958	19,046	1,700	—	166,704	—	0.4	6.2	—	0.1
Retail credit cards	7,983	1,636	91	—	9,710	1.4	23.1	54.0	—	6.8
Retail other	6,776	1,135	120	—	8,031	0.8	9.3	54.5	—	3.8
Corporate loans1	54,066	8,459	1,346	—	63,871	0.4	2.5	20.4	—	1.2
Total UK	214,783	30,276	3,257	—	248,316	0.2	2.9	17.9	—	0.8
Retail mortgages	4,194	318	296	—	4,808	0.2	8.1	51.6	—	6.8
Retail credit cards	21,903	2,312	296	—	24,511	1.8	33.0	80.6	—	10.2
Retail other	1,634	90	197	—	1,921	0.2	1.1	14.0	—	1.8
Corporate loans	58,152	4,429	610	—	63,191	0.2	4.3	29.2	—	0.9
Total Rest of the World	85,883	7,149	1,399	—	94,431	0.6	16.1	56.6	—	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	—	342,747	0.3	5.7	35.3	—	1.6
Debt securities at amortised cost	52,858	3,891	—	—	56,749	—	0.4	—	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	—	399,496	0.3	5.2	35.3	—	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	373,890	23,921	993	—	398,804	—	1.2	4.2	—	0.1
Total3,4	727,414	65,237	5,649	—	798,300	0.2	3.8	31.3	—	0.8

1
Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.

2	Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.2bn and an impairment allowance of £151m. This comprises £16m impairment allowance on £185.4bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 31.12.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,690	16,790	2,034	772	19,596	1,962	—	168,248
Retail credit cards	31,126	4,435	303	279	5,017	1,903	40	38,086
Retail other	12,450	1,056	211	106	1,373	378	17	14,218
Corporate loans	116,508	10,849	144	174	11,167	3,116	—	130,791
Total	306,774	33,130	2,692	1,331	37,153	7,359	57	351,343

Impairment allowance
Retail mortgages	38	42	13	7	62	87	—	187
Retail credit cards	553	959	122	166	1,247	1,507	—	3,307
Retail other	138	76	17	18	111	161	—	410
Corporate loans	209	316	7	8	331	626	—	1,166
Total	938	1,393	159	199	1,751	2,381	—	5,070

Net exposure
Retail mortgages	146,652	16,748	2,021	765	19,534	1,875	—	168,061
Retail credit cards	30,573	3,476	181	113	3,770	396	40	34,779
Retail other	12,312	980	194	88	1,262	217	17	13,808
Corporate loans	116,299	10,533	137	166	10,836	2,490	—	129,625
Total	305,836	31,737	2,533	1,132	35,402	4,978	57	346,273

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.3	0.6	0.9	0.3	4.4	—	0.1
Retail credit cards	1.8	21.6	40.3	59.5	24.9	79.2	—	8.7
Retail other	1.1	7.2	8.1	17.0	8.1	42.6	—	2.9
Corporate loans	0.2	2.9	4.9	4.6	3.0	20.1	—	0.9
Total	0.3	4.2	5.9	15.0	4.7	32.4	—	1.4

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	—	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	—	37,707
Retail other	8,469	1,094	126	123	1,343	493	—	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	—	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	—	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	—	583
Retail credit cards	523	1,257	166	207	1,630	1,333	—	3,486
Retail other	59	82	18	18	118	176	—	353
Corporate loans	287	399	8	7	414	598	—	1,299
Total	919	1,811	212	244	2,267	2,535	—	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	—	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	—	34,221
Retail other	8,410	1,012	108	105	1,225	317	—	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	—	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	—	342,747

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	—	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	—	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	—	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	—	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	—	1.6

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance.

Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.

The movements are measured over a 12-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	150,202	50	19,469	105	2,424	428	—	—	172,095	583
Transfers from Stage 1 to Stage 2	(10,013)	(5)	10,013	5	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	6,591	29	(6,591)	(29)	—	—	—	—	—	—
Transfers to Stage 3	(388)	—	(530)	(10)	918	10	—	—	—	—
Transfers from Stage 3	82	3	142	2	(224)	(5)	—	—	—	—
Business activity in the period	22,881	8	792	4	7	—	—	—	23,680	12
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,297)	(37)	(918)	36	(53)	23	—	—	(8,268)	22
Final repayments	(12,680)	(5)	(2,099)	(11)	(394)	(24)	—	—	(15,173)	(40)
Disposals1	(2,688)	(5)	(682)	(40)	(699)	(328)	—	—	(4,069)	(373)
Write-offs	—	—	—	—	(17)	(17)	—	—	(17)	(17)
As at 31 December 2024	146,690	38	19,596	62	1,962	87	—	—	168,248	187

Retail credit cards
As at 1 January 2024	30,409	523	5,578	1,630	1,720	1,333	—	—	37,707	3,486
Transfers from Stage 1 to Stage 2	(2,093)	(66)	2,093	66	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	1,933	461	(1,933)	(461)	—	—	—	—	—	—
Transfers to Stage 3	(702)	(26)	(1,079)	(469)	1,781	495	—	—	—	—
Transfers from Stage 3	26	13	25	10	(51)	(23)	—	—	—	—
Business activity in the period2	7,217	184	400	118	32	29	40	—	7,689	331
Refinements to models used for calculation3	—	5	—	(29)	—	4	—	—	—	(20)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	658	(450)	838	628	(7)	1,143	—	—	1,489	1,321
Final repayments	(136)	(7)	(41)	(16)	(5)	(3)	—	—	(182)	(26)
Transfers to assets held for sale4	(5,495)	(64)	(689)	(161)	(57)	(46)	—	—	(6,241)	(271)
Disposals1	(691)	(20)	(175)	(69)	(407)	(322)	—	—	(1,273)	(411)
Write-offs	—	—	—	—	(1,103)	(1,103)	—	—	(1,103)	(1,103)
As at 31 December 2024	31,126	553	5,017	1,247	1,903	1,507	40	—	38,086	3,307

1
The £4.1bn of gross disposals reported within Retail mortgages include £3.2bn sale of the Italian mortgage portfolio and £0.8bn of transfer of facilities to a non-consolidated SPV for the purpose of securitisation. The £1.3bn of gross disposals reported within Retail credit cards include £0.9bn sale of the outstanding US Cards receivables to Blackstone and £0.4bn of other debt sales undertaken during the period.

2	Business activity in the year reported within Retail credit cards includes an acquisition of Tesco Bank's credit card receivables of £4.2bn.
3
Refinements to models used for calculation reported within Retail credit cards include a £(31)m movement in the UK Cards and a £11m movement in the US Cards portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

4	Transfers to assets held for sale reported within Retail credit cards relate to a co-branded card portfolio within USCB.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	8,469	59	1,343	118	493	176	—	—	10,305	353
Transfers from Stage 1 to Stage 2	(619)	(8)	619	8	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	423	27	(423)	(27)	—	—	—	—	—	—
Transfers to Stage 3	(209)	(2)	(151)	(30)	360	32	—	—	—	—
Transfers from Stage 3	82	1	52	4	(134)	(5)	—	—	—	—
Business activity in the period1	7,590	105	252	30	24	22	17	—	7,883	157
Refinements to models used for calculation	—	—	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(265)	(33)	(125)	13	59	116	—	—	(331)	96
Final repayments	(3,021)	(11)	(194)	(5)	(273)	(41)	—	—	(3,488)	(57)
Disposals2	—	—	—	—	(46)	(34)	—	—	(46)	(34)
Write-offs	—	—	—	—	(105)	(105)	—	—	(105)	(105)
As at 31 December 2024	12,450	138	1,373	111	378	161	17	—	14,218	410

Corporate loans
As at 1 January 2024	112,505	287	13,302	414	2,554	598	—	—	128,361	1,299
Transfers from Stage 1 to Stage 2	(3,810)	(28)	3,810	28	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	3,316	75	(3,316)	(75)	—	—	—	—	—	—
Transfers to Stage 3	(1,073)	(6)	(892)	(37)	1,965	43	—	—	—	—
Transfers from Stage 3	269	14	230	22	(499)	(36)	—	—	—	—
Business activity in the period	27,032	45	897	36	415	26	—	—	28,344	107
Refinements to models used for calculation3	—	(6)	—	42	—	—	—	—	—	36
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes4	4,191	(124)	(531)	4	(631)	341	—	—	3,029	221
Final repayments	(25,861)	(46)	(2,322)	(98)	(363)	(21)	—	—	(28,546)	(165)
Transfers to assets held for sale5	(49)	(1)	(9)	(3)	(1)	(1)			(59)	(5)
Disposals2	(12)	(1)	(2)	(2)	(2)	(2)	—	—	(16)	(5)
Write-offs	—	—	—	—	(322)	(322)	—	—	(322)	(322)
As at 31 December 2024	116,508	209	11,167	331	3,116	626	—	—	130,791	1,166

1	Business activity in the year reported within Retail other includes an acquisition of Tesco Bank's unsecured personal loans of £4.1bn.
2
The £46m of gross disposals reported within Retail other relate to debt sales undertaken during the period. The £16m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

3
Refinements to models used for calculation reported within Corporate loans include a £69m movement in the IB and a £(33)m movement in the ESHLA portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

4
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans includes assets of £2.7bn de-recognised due to payment received on defaulted loans from government guarantees issued under the Government’s Bounce Back Loan Scheme.

5	Transfers to assets held for sale reported within Corporate loans relate to a co-branded card portfolio within USCB.

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	(7)	(3)	4	—	(6)
Retail credit cards	114	(153)	1,645	—	1,606
Retail other	79	(7)	124	—	196
Corporate loans	(76)	(78)	353	—	199
ECL movements excluding assets held for sale, disposals and write-offs1	110	(241)	2,126	—	1,995
ECL movement on loan commitments and other financial guarantees	(9)	(37)	(19)	—	(65)
ECL movement on other financial assets	3	5	(3)	—	5
ECL movement on debt securities at amortised cost	1	(5)	—	—	(4)
Recoveries and reimbursements2	(21)	20	(90)	—	(91)
ECL charge on assets held for sale3					74
Total exchange and other adjustments					68
Total income statement charge for the period					1,982

1
In 2024, gross write-offs amounted to £1,547m (2023: £1168m) and post write-off recoveries amounted to £76m (2023: £44m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,471m (2023: £1124m).

2
Recoveries and reimbursements include £15m for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £76m.

3	ECL charge on assets held for sale relate to the German consumer finance business.

Loan commitments and financial guarantees1
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	7,776	—	448	—	4	—	—	—	8,228	—
Net transfers between stages	(47)	—	41	—	6	—	—	—	—	—
Business activity in the period	8,048	—	—	—	—	—	—	—	8,048	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,336)	—	(106)	—	(7)	—	—	—	(4,449)	—
Limit management and final repayments	(348)	—	(43)	—	(1)	—	—	—	(392)	—
As at 31 December 2024	11,093	—	340	—	2	—	—	—	11,435	—
Retail credit cards
As at 1 January 2024	144,791	59	2,807	54	142	—	—	—	147,740	113
Net transfers between stages	(1,940)	30	1,853	(30)	87	—	—	—	—	—
Business activity in the period	31,376	13	226	5	2	—	6	—	31,610	18
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	2,148	(36)	(1,969)	4	(88)	—	—	—	91	(32)
Limit management and final repayments	(13,904)	(13)	(402)	(20)	(21)	—	—	—	(14,327)	(33)
As at 31 December 2024	162,471	53	2,515	13	122	—	6	—	165,114	66
Retail other
As at 1 January 2024	8,607	6	535	2	44	—	—	—	9,186	8
Net transfers between stages	(9)	—	(8)	—	17	—	—	—	—	—
Business activity in the period	781	2	1	—	—	—	—	—	782	2
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	110	(2)	(77)	(2)	(13)	—	—	—	20	(4)
Limit management and final repayments	(1,073)	—	(11)	—	(23)	—	—	—	(1,107)	—
As at 31 December 2024	8,416	6	440	—	25	—	—	—	8,881	6
Corporate loans
As at 1 January 2024	212,889	108	20,418	231	847	44	—	—	234,154	383
Net transfers between stages	1,241	29	(1,555)	(32)	314	3	—	—	—	—
Business activity in the period	50,411	33	1,666	31	193	—	—	—	52,270	64
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	10,109	(39)	(1,383)	70	(46)	(14)	—	—	8,680	17
Limit management and final repayments	(44,375)	(26)	(3,713)	(63)	(289)	(8)	—	—	(48,377)	(97)
As at 31 December 2024	230,275	105	15,433	237	1,019	25	—	—	246,727	367

1	Loan commitments reported also include financial assets classified as held for sale.

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments3	Management adjustments	Total impairment allowance4	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 31.12.24	£m	£m	£m	£m	£m	%
Retail mortgages	51	36	71	107	158	67.7
Retail credit cards	787	—	(22)	(22)	765	(2.9)
Retail other	298	—	90	90	388	23.2
Corporate loans	759	42	39	81	840	9.6
Total UK	1,895	78	178	256	2,151	11.9
Retail mortgages	29	—	—	—	29	—
Retail credit cards	2,631	—	(23)	(23)	2,608	(0.9)
Retail other	24	—	4	4	28	14.3
Corporate loans	695	—	(2)	(2)	693	(0.3)
Total Rest of the World	3,379	—	(21)	(21)	3,358	(0.6)
Total	5,274	78	157	235	5,509	4.3
Debt securities at amortised cost	30	—	(7)	(7)	23	(30.4)
Total including debt securities at amortised cost	5,304	78	150	228	5,532	4.1

As at 31.12.23	£m	£m	£m	£m	£m	%
Retail mortgages	54	57	121	178	232	76.7
Retail credit cards	700	45	(9)	36	736	4.9
Retail other	251	9	62	71	322	22.0
Corporate loans	761	71	10	81	842	9.6
Total UK	1,766	182	184	366	2,132	17.2
Retail mortgages	354	—	(3)	(3)	351	(0.9)
Retail credit cards	2,855	—	8	8	2,863	0.3
Retail other	45	—	(6)	(6)	39	(15.4)
Corporate loans	828	16	(4)	12	840	1.4
Total Rest of the World	4,082	16	(5)	11	4,093	0.3
Total	5,848	198	179	377	6,225	6.1
Debt securities at amortised cost	27	—	—	—	27	—
Total including debt securities at amortised cost	5,875	198	179	377	6,252	6.0

Economic uncertainty adjustments presented by stage
	Stage 1	Stage 2	Stage 3	Total
As at 31.12.24	£m	£m	£m	£m
Retail mortgages	7	18	11	36
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	26	10	6	42
Total UK	33	28	17	78
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	—	—	—	—
Total Rest of the World	—	—	—	—
Total	33	28	17	78

As at 31.12.23	£m	£m	£m	£m
Retail mortgages	12	32	13	57
Retail credit cards	8	37	—	45
Retail other	3	6	—	9
Corporate loans	48	12	11	71
Total UK	71	87	24	182
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total Rest of the World	4	12	—	16
Total	75	99	24	198

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2
Includes £4.7bn (December 2023: £5.2bn) of modelled ECL, £0.5bn (December 2023: £0.4bn) of individually assessed impairments, £0.4bn (December 2023: £0.3bn) of ECL from non-modelled exposures and debt securities and excludes £(0.3)bn (December 2023: £nil) of ECL from assets held for sale (co-branded card portfolio).

3
Management adjustments related to other financial assets subject to impairment not included in the table above include financial assets at fair value through other comprehensive income £(2)m, reverse repurchase agreements £(2)m and cash collateral and settlement balances £(1)m within the IB portfolio.

4	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments

Economic uncertainty adjustments continue to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

The previously held uncertainty adjustments reflecting affordability concerns were reduced during the year, informed by lower inflationary risk and a resilient credit performance in UK retail lending.

The balance as at 31 December 2024 is £78m (December 2023: £198m) and includes:

Customer and client uncertainty provisions of £53m (December 2023: £166m):

●
Retail mortgages (UK) £11m (December 2023: £25m): This adjustment reflects the risk of borrowers refinancing onto higher rates in the medium term and was partially utilised during the year.

●
Retail credit cards (UK) £nil (December 2023: £45m) and Retail other (UK) £nil (December 2023: £9m): The previously held affordability linked adjustments in the UK unsecured lending portfolio have been retired, supported by a resilient credit performance from UK customers, evidenced by continued low and stable delinquencies.

●
Corporate loans:
–
UK £42m (December 2023: £71m): This adjustment reflects the possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans and is partially reduced on account of the latest credit performance.
–
ROW £nil (December 2023: £16m): The previously held adjustment to provide for expected downside uncertainties on European Corporates has been retired following a resilient credit performance and updated macroeconomic outlook.

Model uncertainty provisions of £25m (December 2023: £32m):

●
Retail mortgages (UK) £25m (December 2023: £32m): This adjustment remediates the higher recovery expectations impacted by model oversensitivity to certain macroeconomic variables and has reduced following the updated macroeconomic outlook.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Other adjustments of £150m (December 2023: £179m) includes:

Adjustments for definition of default (DOD) under the Capital Requirements Regulation and model monitoring across products.

●
Retail mortgages (UK) £71m (December 2023: £121m): The reduction is driven by the adoption of a new LGD2 (Loss Given Default) model for the default book and re-sizing of model monitoring adjustments.

●
Retail credit cards (UK) £(22)m (December 2023: £(9)m): The movement is driven by a model monitoring adjustment to correct for 12m PD over prediction.

●
Retail credit cards (ROW) £(23)m (December 2023: £8m): The movement is driven by an adjustment introduced in the US to enhance the qualitative measures used to identify high-risk account management (HRAM) accounts.

●
Retail other (UK) £90m (December 2023: £62m): The increase reflects re-sizing of operational adjustments including model monitoring in the Barclays Partner Finance and Consumer Loan portfolios.

●
Corporate loans (UK) £39m (December 2023: £10m): The increase reflects re-sizing of an adjustment to remediate conservative modelled recovery expectations in the ESHLA portfolio partially offset by a reduction in the adjustment for DOD following model remediation.

●
Debt securities £(7)m: This reflects an adjustment applied to Exposure at Default (EAD) within the IB portfolio to remediate an overly conservative modelled amortisation expectation.

Measurement uncertainty

Scenarios used to calculate the Group’s ECL charge were refreshed in Q424 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, following an encouraging first half of 2024, UK economic growth slowed in H224. However, it is further stimulated as restrictive monetary policy continues to loosen. UK and US GDP growth in 2025 is expected to be 1.4% and 2.0% respectively. Labour markets in major economies remain broadly resilient with unemployment rates relatively close to historic lows and are only expected to increase moderately. The UK unemployment rate peaks at 4.5% in 2026 before returning to 4.4% for the reminder of the 5-year projection period. US unemployment peaks at 4.3%, falling to 4.2% from 2026. The Bank of England cuts rates three times by 25bp in 2025. Similarly, the Fed finishes 2025 with rates at 4.0%. As lower rates feed into new mortgages, UK house prices stabilise and resume the upward trend from 2025. US house prices continue to grow at a decent pace.

The Downside 2 scenario has been broadly aligned to the Group’s 2024 Internal Stress Test which includes Climate drivers. Under this scenario, long-standing structural issues, restrictive monetary policy and persistent household affordability loss leads to a sharp demand-driven economic contraction that precipitates into a severe global recession and disinflation process. The economic slowdown leads to rising unemployment rates as lay-offs intensify. UK and US unemployment peak at 8.4% and 7.5% respectively, during 2026. The combination of high interest rates and subdued growth leads to inflation declines which in turn causes central banks to reduce rates. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases. and unemployment rates stabilise and start falling again. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to a healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house prices growth and support bullish financial markets.

The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 46.

Economic uncertainty adjustments of £78m (2023: £198m) have been applied as overlays to the modelled ECL output. Previously held uncertainty adjustments reflecting affordability concerns have significantly reduced during the year, informed by moderated risk from macroeconomic outlook and resilient credit performance in UK retail lending.

The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 31.12.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	1.0	1.4	1.5	1.6	1.5
UK unemployment2	4.3	4.4	4.5	4.4	4.4
UK HPI3	2.8	3.3	1.6	4.5	3.0
UK bank rate6	5.1	4.3	4.0	4.0	3.8
US GDP1	2.7	2.0	2.0	2.0	2.0
US unemployment4	4.1	4.3	4.2	4.2	4.2
US HPI5	6.5	2.6	2.7	3.0	3.0
US federal funds rate6	5.1	4.1	4.0	3.8	3.8

Downside 2
UK GDP1	1.0	(2.3)	(1.3)	2.6	2.3
UK unemployment2	4.3	6.2	8.1	6.6	5.5
UK HPI3	2.8	(24.8)	(5.2)	10.0	14.6
UK bank rate6	5.1	3.5	1.7	0.6	1.1
US GDP1	2.7	(1.3)	(1.3)	3.3	2.9
US unemployment4	4.1	5.8	7.2	6.2	5.5
US HPI5	6.5	(8.0)	(0.7)	5.2	4.0
US federal funds rate6	5.1	2.5	0.6	0.8	1.5

Downside 1
UK GDP1	1.0	(0.5)	0.1	2.1	1.9
UK unemployment2	4.3	5.3	6.3	5.5	5.0
UK HPI3	2.8	(11.6)	(1.8)	7.2	8.7
UK bank rate6	5.1	3.9	2.9	2.3	2.4
US GDP1	2.7	0.3	0.4	2.7	2.4
US unemployment4	4.1	5.1	5.7	5.2	4.9
US HPI5	6.5	(2.7)	1.0	4.1	3.5
US federal funds rate6	5.1	3.4	2.3	2.3	2.7

Upside 2
UK GDP1	1.0	3.0	3.7	2.9	2.4
UK unemployment2	4.3	3.8	3.4	3.5	3.5
UK HPI3	2.8	11.9	8.4	5.1	4.1
UK bank rate6	5.1	3.9	2.9	2.8	2.8
US GDP1	2.7	2.8	3.1	2.8	2.8
US unemployment4	4.1	3.8	3.5	3.5	3.5
US HPI5	6.5	6.2	4.7	4.8	4.9
US federal funds rate6	5.1	3.7	3.3	3.1	2.8

Upside 1
UK GDP1	1.0	2.2	2.6	2.2	2.0
UK unemployment2	4.3	4.1	4.0	4.0	4.0
UK HPI3	2.8	7.6	4.9	4.8	3.5
UK bank rate6	5.1	4.1	3.5	3.4	3.3
US GDP1	2.7	2.4	2.6	2.4	2.4
US unemployment4	4.1	4.0	3.9	3.9	3.9
US HPI5	6.5	4.4	3.7	3.9	3.9
US federal funds rate6	5.1	4.0	3.8	3.6	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.5	0.3	1.2	1.6	1.6
UK unemployment2	4.2	4.7	4.7	4.8	5.0
UK HPI3	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate6	4.7	4.9	4.1	3.8	3.5
US GDP1	2.4	1.3	1.7	1.9	1.9
US unemployment4	3.7	4.3	4.3	4.3	4.3
US HPI5	5.4	3.4	3.0	3.3	3.3
US federal funds rate6	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP1	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment2	4.2	5.2	7.9	6.3	5.5
UK HPI3	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate6	4.7	6.6	1.3	1.0	1.0
US GDP1	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment4	3.7	5.2	7.2	5.9	5.2
US HPI5	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate6	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP1	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment2	4.2	4.9	6.3	5.6	5.2
UK HPI3	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate6	4.7	5.8	2.7	2.5	2.3
US GDP1	2.4	0.3	(0.2)	2.5	1.9
US unemployment4	3.7	4.7	5.8	5.1	4.8
US HPI5	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate6	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP1	0.5	2.4	3.7	2.9	2.4
UK unemployment2	4.2	3.9	3.5	3.6	3.6
UK HPI3	(3.3)	7.8	7.6	4.5	5.6
UK bank rate6	4.7	4.3	2.7	2.5	2.5
US GDP1	2.4	2.8	3.1	2.8	2.8
US unemployment4	3.7	3.5	3.6	3.6	3.6
US HPI5	5.4	6.1	4.3	4.5	4.6
US federal funds rate6	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP1	0.5	1.4	2.5	2.3	2.0
UK unemployment2	4.2	4.3	4.1	4.2	4.3
UK HPI3	(3.3)	1.2	4.1	3.8	5.4
UK bank rate6	4.7	4.6	3.4	3.3	3.0
US GDP1	2.4	2.0	2.4	2.4	2.4
US unemployment4	3.7	3.9	3.9	4.0	4.0
US HPI5	5.4	4.7	3.7	3.9	3.9
US federal funds rate6	5.1	4.7	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.12.24
Scenario probability weighting	17.4	26.8	32.5	14.7	8.6
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.24%		%	%	%	%
UK GDP2	15.0	11.6	1.4	0.2	(2.9)
UK unemployment3	3.4	3.9	4.4	6.5	8.4
UK HPI4	36.3	25.9	3.0	(11.3)	(26.8)
UK bank rate3	2.8	3.3	4.2	5.3	5.3
US GDP2	14.9	12.8	2.2	0.4	(2.1)
US unemployment3	3.5	3.8	4.2	5.9	7.5
US HPI4	30.1	24.4	3.5	1.1	(4.0)
US federal funds rate3	2.8	3.3	4.2	5.3	5.3
As at 31.12.23%		%	%	%	%
UK GDP2	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment3	3.5	3.9	4.7	6.5	8.3
UK HPI4	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate3	2.5	3.0	4.2	6.8	8.5
US GDP2	15.1	12.3	1.8	0.6	(1.7)
US unemployment3	3.4	3.5	4.2	5.9	7.5
US HPI4	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate3	2.8	3.3	4.3	6.8	8.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q124 (2023: Q123).

2
Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31.12.24%		%	%	%	%
UK GDP2	2.6	2.0	1.4	0.9	0.5
UK unemployment3	3.7	4.0	4.4	5.3	6.1
UK HPI4	6.4	4.7	3.0	0.8	(1.6)
UK bank rate3	3.5	3.9	4.2	3.3	2.4
US GDP2	2.9	2.5	2.2	1.7	1.2
US unemployment3	3.7	3.9	4.2	5.0	5.8
US HPI4	5.4	4.5	3.5	2.4	1.2
US federal funds rate3	3.6	4.0	4.2	3.2	2.1
As at 31.12.23%		%	%	%	%
UK GDP2	2.4	1.7	1.1	0.6	0.1
UK unemployment3	3.7	4.2	4.7	5.2	5.8
UK HPI4	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate3	3.3	3.8	4.2	3.6	2.9
US GDP2	2.8	2.3	1.8	1.4	0.9
US unemployment3	3.6	3.9	4.2	4.8	5.4
US HPI4	5.0	4.3	3.7	2.4	1.2
US federal funds rate3	3.6	4.0	4.3	3.9	3.2

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2023 (2023: 2022).
3	5-year average. Period based on 20 quarters from Q124 (2023: Q123).
4	5-year quarter end CAGR, starting Q423 (2023: Q422).

ECL sensitivity analysis

The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.

Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios1
As at 31.12.24	Weighted2	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	139,086	140,828	140,079	139,188	136,671	134,861
Retail credit cards	63,937	63,821	63,859	63,894	63,980	63,975
Retail other	7,952	8,074	8,025	7,968	7,804	7,614
Corporate loans	213,905	216,064	215,215	214,293	212,007	207,062
Stage 1 Model ECL (£m)
Retail mortgages	1	—	1	1	3	6
Retail credit cards	535	512	523	534	560	586
Retail other	34	32	32	33	36	40
Corporate loans	270	235	247	258	311	363
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.4	0.4	0.4	0.5	0.5
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,401	18,178	19,072	20,134	23,359	26,339
Retail credit cards	6,904	6,747	6,817	6,889	7,052	7,310
Retail other	1,232	1,110	1,159	1,215	1,380	1,570
Corporate loans	21,197	18,889	19,793	20,827	23,238	28,340
Stage 2 Model ECL (£m)
Retail mortgages	4	1	2	3	8	16
Retail credit cards	1,473	1,387	1,422	1,459	1,567	1,714
Retail other	81	68	72	77	101	134
Corporate loans	532	424	461	505	655	932
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	—	0.1
Retail credit cards	21.3	20.6	20.9	21.2	22.2	23.4
Retail other	6.6	6.1	6.2	6.3	7.3	8.5
Corporate loans	2.5	2.2	2.3	2.4	2.8	3.3
Stage 3 Model Exposure (£m)3
Retail mortgages	1,062	1,062	1,062	1,062	1,062	1,062
Retail credit cards	2,197	2,197	2,197	2,197	2,197	2,197
Retail other	158	158	158	158	158	158
Corporate loans	4,051	4,051	4,051	4,051	4,051	4,051
Stage 3 Model ECL (£m)
Retail mortgages	19	12	14	17	29	41
Retail credit cards	1,625	1,585	1,606	1,627	1,663	1,695
Retail other	92	90	91	92	95	97
Corporate loans4	71	66	67	69	79	89
Stage 3 Coverage (%)
Retail mortgages	1.8	1.1	1.3	1.6	2.7	3.9
Retail credit cards	74.0	72.1	73.1	74.1	75.7	77.2
Retail other	58.2	57.0	57.6	58.2	60.1	61.4
Corporate loans4	1.8	1.6	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	24	13	17	21	40	63
Retail credit cards	3,633	3,484	3,551	3,620	3,790	3,995
Retail other	207	190	195	202	232	271
Corporate loans4	873	725	775	832	1,045	1,384
Total Model ECL	4,737	4,412	4,538	4,675	5,107	5,713

Reconciliation to total ECL	£m
Total weighted model ECL	4,737
ECL from individually assessed exposures4	461
ECL from non-modelled exposures and others5	358
ECL from debt securities at amortised cost	23
ECL from held for sale assets (co-branded card portfolio)	(282)
ECL from post model management adjustments	235
Of which: ECL from economic uncertainty adjustments	78
Total ECL	5,532

1
Model exposure and ECL reported within Retail credit cards and Retail Other excludes the German consumer finance business, sale of which completed after the balance sheet date. Model exposure and ECL reported within Retail credit cards and Corporate loans continues to include a co-branded card portfolio, as its sale is expected to close in 2026.

2
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2024 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £461m is reported as an individually assessed impairment in the reconciliation table.

5
ECL from non-modelled exposures and others includes ECL on Tesco's retail banking business of £209m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of the non-modelled exposures would materially reflect the sensitivity of the benchmarked model.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 1.3%.

Retail mortgages: Total weighted ECL of £24m represents a 14.3% increase over the Baseline ECL (£21m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £63m driven by a fall in UK HPI.

Retail credit cards: Total weighted ECL of £3,633m is broadly aligned to the Baseline ECL (£3,620m). Total ECL increases to £3,995m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.

Retail other: Total weighted ECL of £207m represents a 2.5% increase over the Baseline ECL (£202m). Total ECL increases to £271m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.

Corporate loans: Total weighted ECL of £873m represents a 4.9% increase over the Baseline ECL (£832m). Total ECL increases to £1,384m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios1
As at 31.12.23	Weighted2	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	145,226	147,415	146,653	145,405	142,543	138,925
Retail credit cards	66,512	66,459	66,482	66,497	66,580	66,580
Retail other	8,749	8,915	8,841	8,758	8,631	8,479
Corporate loans	175,282	179,567	177,923	175,903	172,328	167,541
Stage 1 Model ECL (£m)
Retail mortgages	9	4	5	7	11	22
Retail credit cards	562	529	545	561	584	605
Retail other	32	31	32	32	32	31
Corporate loans	275	243	257	270	298	318
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.3	0.4	0.4	0.4	0.4
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,615	17,769	18,702	20,149	23,836	28,822
Retail credit cards	7,076	6,897	6,976	7,064	7,183	7,387
Retail other	1,382	1,216	1,290	1,373	1,500	1,653
Corporate loans	24,374	19,919	21,621	23,763	27,445	32,375
Stage 2 Model ECL (£m)
Retail mortgages	41	23	27	34	59	123
Retail credit cards	1,684	1,554	1,609	1,668	1,775	1,922
Retail other	85	72	78	84	95	105
Corporate loans	663	509	565	633	782	1,031
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.2	0.2	0.4
Retail credit cards	23.8	22.5	23.1	23.6	24.7	26.0
Retail other	6.2	5.9	6.0	6.1	6.3	6.4
Corporate loans	2.7	2.6	2.6	2.7	2.8	3.2
Stage 3 Model Exposure (£m)3
Retail mortgages	1,672	1,672	1,672	1,672	1,672	1,672
Retail credit cards	1,827	1,827	1,827	1,827	1,827	1,827
Retail other	164	164	164	164	164	164
Corporate loans	3,436	3,436	3,436	3,436	3,436	3,436
Stage 3 Model ECL (£m)
Retail mortgages	333	308	316	325	351	393
Retail credit cards	1,315	1,279	1,296	1,313	1,341	1,366
Retail other	95	94	94	95	96	97
Corporate loans4	77	71	73	75	82	89
Stage 3 Coverage (%)
Retail mortgages	19.9	18.4	18.9	19.4	21.0	23.5
Retail credit cards	72.0	70.0	70.9	71.9	73.4	74.8
Retail other	57.9	57.3	57.3	57.9	58.5	59.1
Corporate loans4	2.2	2.1	2.1	2.2	2.4	2.6
Total Model ECL (£m)
Retail mortgages	383	335	348	366	421	538
Retail credit cards	3,561	3,362	3,450	3,542	3,700	3,893
Retail other	212	197	204	211	223	233
Corporate loans4	1,015	823	895	978	1,162	1,438
Total Model ECL	5,171	4,717	4,897	5,097	5,506	6,102

Reconciliation to total ECL	£m
Total weighted model ECL	5,171
ECL from individually assessed exposures4	401
ECL from non-modelled exposures and others	276
ECL from debt securities at amortised cost	27
ECL from post model management adjustments	377
Of which: ECL from economic uncertainty adjustments	198
Total ECL	6,252

1	Model exposure and ECL reported within Retail credit cards and Retail other excludes the German consumer finance business portfolio which has now been classified as assets held for sale.
2
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach, as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2023 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £401m is reported as an individually assessed impairment in the reconciliation table.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2023: 95%) of the Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 31.12.24	As at 31.12.23
Gross loans and advances (£m)	163,197	163,639
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)1	3.7	7.2

Average marked to market LTV
Balance weighted %	53.0	53.6
Valuation weighted %	39.7	40.0

New lending	Year ended 31.12.24	Year ended 31.12.23
New home loan bookings (£m)	23,895	22,669
New home loan proportion > 90% LTV (%)	0.9	0.6
Average LTV on new home loans: balance weighted (%)	65.5	62.6
Average LTV on new home loans: valuation weighted (%)	56.3	53.8

1	Recovery Book Impairment Coverage Ratio excludes Kensington Mortgage Company.

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.24
<=75%	74.5	10.7	0.9	86.1	8.3	15.8	18.7	42.8	—	0.1	1.8	—
>75% and <=90%	11.8	1.2	0.1	13.1	10.2	24.2	9.7	44.1	0.1	1.7	13.0	0.3
>90% and <=100%	0.8	—	—	0.8	1.3	2.3	4.0	7.6	0.1	4.9	35.8	0.8
>100%	—	—	—	—	0.2	1.4	3.9	5.5	1.6	45.9	68.7	24.8
As at 31.12.23
<=75%	73.5	10.4	0.9	84.8	8.5	16.2	26.7	51.4	—	0.2	3.8	0.1
>75% and <=90%	12.3	1.2	0.1	13.6	7.4	16.7	12.8	36.9	0.1	1.9	27.9	0.4
>90% and <=100%	1.5	0.1	—	1.6	1.2	2.5	3.6	7.3	0.1	2.6	63.3	0.6
>100%	—	—	—	—	0.3	0.7	3.4	4.4	1.0	12.1	100.0	12.4

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2024.

New home loans bookings increased 5% to £23.9bn (2023: £22.7bn), mainly driven by interest rate reductions leading to lower mortgage pricing and a corresponding increase in mortgage affordability and demand, along with a strategy to increase mortgage market share.

Head Office: Italian home loans balances reduced to £0.4bn (2023: £3.6bn) due to the disposal of the performing portfolio in Q224 and the disposal of the majority of loans in the non-performing portfolio in Q424. The residual portfolio is secured on residential property with an average balance weighted marked to market LTV of 86.3% (2023: 55.6%). 90-day arrears increased to 3.1% (2023: 2.4%) due to a decrease in the portfolio credit quality given the majority of the disposed assets were performing. The gross charge-off rate was 0.9% (2023: 0.7%). The residual portfolio includes a Swiss-Franc linked portfolio of £0.2bn (2023: £0.3bn).

Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2023: 91%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.24	£m	%	%	%	%
Barclays UK
UK cards1	15,781	0.7	0.2	1.1	0.9
UK cards – excluding Tesco cards	11,611	0.7	0.2	1.4	1.1
Tesco cards1	4,170	0.8	0.3	0.1	0.1
UK personal loans1	8,051	1.0	0.4	0.7	0.5
UK personal loans – excluding Tesco personal loans	3,993	1.4	0.6	1.3	1.0
Tesco personal loans1	4,058	0.5	0.2	0.1	0.0
Barclays Partner Finance	1,609	0.6	0.3	1.0	1.0
Barclays US Consumer Bank
US cards2	28,548	3.0	1.6	3.8	3.7

As at 31.12.23
Barclays UK
UK cards	10,420	0.9	0.2	1.4	1.3
UK personal loans	3,641	1.5	0.6	1.3	1.0
Barclays Partner Finance	2,344	0.6	0.3	0.7	0.7
Barclays US Consumer Bank
US cards	27,286	2.9	1.5	2.3	2.3

1	Tesco arrears rates calculated using POCI balances adjusted to fair value. This has the impact of reducing the Tesco arrears rates
2	Includes a co-branded card portfolio in USCB, classified as held for sale (see table below)

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.24	£m	%	%	%	%
Barclays US Consumer Bank	6,241	1.3	0.5	2.0	2.0
Head Office - German consumer finance business	3,733	1.8	0.9	1.3	1.2

As at 31.12.23
Head Office - German consumer finance business	4,094	1.7	0.8	1.0	1.0

UK cards: Gross exposure increased from £10.4bn to £15.8bn due to the purchase of Tesco (£4.2bn) and growth in spend and promotional balances. The inclusion of Tesco had limited impact on arrears rates. Excluding Tesco, 30 day arrears rates reduced to 0.7% (2023: 0.9%) following lower inflow whilst 90 day arrears rates remained stable at 0.2% (2023: 0.2%). Gross and net write off rates reduced to 1.1% (2023: 1.4%) and 0.9% (2023: 1.3%) reflecting limited write offs in the Tesco cards portfolio post the acquisition. Excluding Tesco, gross and net write off rates remained relatively stable at 1.4% (2023: 1.4%) and 1.1% (2023: 1.3%) respectively.

UK personal loans: Gross exposure increased from £3.6bn to £8.1bn due to the purchase of Tesco (£4.1bn) and growth in new lending 30 and 90 day arrears rates reduced to 1.0% (2023: 1.5%) and 0.4% (2023: 0.6%) respectively, reflecting the inclusion of Tesco. Excluding Tesco, 30 and 90 day arrears rates remained broadly stable at 1.4% (2023: 1.5%) and 0.6% (2023: 0.6%) respectively. Gross and net write off rates reduced to 0.7% (2023: 1.3%) and 0.5% (2023: 1.0%) reflecting limited write offs in the Tesco loans portfolio post the acquisition. Excluding Tesco, gross and net write off rates remained stable at 1.3% (2023: 1.3%) and 1.0% (2023: 1.0%) respectively.

Barclays Partner Finance: 30 and 90 day arrears rates remained stable at 0.6% (2023: 0.6%) and 0.3% (2023: 0.3%) respectively. Total exposure fell to £1.6bn (2023: £2.3bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.0% (2023: 0.7%) following the reduction in gross exposure.

US cards: 30 and 90 day arrears rates increased to 3.0% (2023: 2.9%) and 1.6% (2023: 1.5%) respectively due to higher flow into and through delinquency. The increase in both gross and net write-off rates reflected the overall delinquency trends through to charge-off lagged by the charge off to write-off period of 12 months as well as a sale in the year.

German consumer finance business: Gross exposure decreased 8.8% as loan originations were limited to existing customers following the discontinuation of Open Market loan originations in 2023. Cards origination strategy moved to a more profitable revolver customer segment in 2024 resulting in expected increases in 30 and 90 day arrears and write-offs rates.

Assets held for sale

This section presents portfolios classified as assets held for sale. These include a co-branded card portfolio in USCB and the German consumer finance business.
For further details on assets held for sale, see Note 40 to the financial statements in Barclays PLC Annual Report 2024.

Loans and advances by product

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,495	64	1.2	689	161	23.4	57	46	80.7	6,241	271	4.3
Retail credit cards - Germany	1,908	18	0.9	307	29	9.4	93	69	74.2	2,308	116	5.0
Retail other - Germany	1,134	16	1.4	220	33	15.0	71	48	67.6	1,425	97	6.8
Corporate loans - US	49	1	2.0	9	3	33.3	1	1	100.0	59	5	8.5
Total Rest of the World	8,586	99	1.2	1,225	226	18.4	222	164	73.9	10,033	489	4.9

As at 31.12.23
Retail credit cards - US	—	—	—	—	—	—	—	—	—	—	—	—
Retail credit cards - Germany	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other - Germany	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Corporate loans - US	—	—	—	—	—	—	—	—	—	—	—	—
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

Management adjustments to models for impairment

Management adjustments to models for impairment allowance presented by product
	Impairment allowance pre management adjustments	Economic uncertainty adjustments	Other adjustments	Management adjustments	Total impairment allowance	Proportion of Management adjustments to total impairment allowance

As at 31.12.24	£m	£m	£m	£m	£m	%
Retail credit cards - US	277	—	—	—	277	—
Retail credit cards - Germany1	101	—	16	16	117	13.7
Retail other - Germany1	80	—	17	17	97	17.5
Corporate loans - US	5	—	—	—	5	—
Total Rest of the World	463	—	33	33	496	6.7

As at 31.12.23	£m	£m	£m	£m	£m	%
Retail credit cards - US	—	—	—	—	—	—
Retail credit cards - Germany1	111	—	14	14	125	11.2
Retail other - Germany1	96	—	17	17	113	15.0
Corporate loans - US	—	—	—	—	—	—
Total Rest of the World	207	—	31	31	238	13.0

1
Management adjustments of £33m (December 2023: £31m) include an adjustment for definition of default under the Capital Requirements Regulation (CRR) and an adjustment for recalibration of LGD to reflect revised recovery expectations partially offset by adjustments for model monitoring.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Year ended 31.12.24			Year ended 31.12.23
	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	21	27	17	40	57	22
Interest rate risk	15	25	7	15	25	9
Equity risk	6	12	2	6	10	3
Basis risk	5	8	4	13	25	8
Spread risk	5	7	3	9	14	5
Foreign exchange risk	4	9	2	4	9	1
Commodity risk	—	1	—	—	1	—
Inflation risk	4	5	2	6	11	2
Diversification effect1	(34)	n/a	n/a	(51)	n/a	n/a
Total management VaR	26	36	15	42	60	24

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR decreased 38% to £26m (2023: £42m). The decrease was mainly driven by lower market volatility and credit spread levels in 2024, as geopolitical tensions eased (relative to 2023), inflation continued to decline and central banks started to cut rates.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 31 December 2024 the average LCR was 172.4% (December 2023: 161.4%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 31.12.24	As at 31.12.23
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	304.4	310.3
Net stress outflows	(176.9)	(192.6)
Surplus	127.5	117.7

Liquidity coverage ratio	172.4%	161.4%

1	Represents the average of the last 12 spot month end ratios.

Net Stable Funding Ratio

The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 31 Dec 2024 was 134.9%, which was a surplus above requirements of £162.9bn.

Net Stable Funding Ratio1	As at 31.12.24	As at 31.12.23
	£bn	£bn
Total Available Stable Funding	629.6	606.8
Total Required Stable Funding	466.7	439.7
Surplus	162.9	167.1

Net Stable Funding Ratio	134.9%	138.0%

1	Represents average of the last four spot quarter end ratios.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2024	2023
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	196	—	—	—	196	216	232

Government bonds3
AAA to AA-		58	1		59	55	48
A+ to A-		2			2	2	1
BBB+ to BBB-		1			1	1	1
Total government bonds		61	1		62	58	50

Other
Government Guaranteed Issuers, PSEs and GSEs		4	3		7	9	5
International Organisations and MDBs		7			7	7	3
Covered bonds		2	5		7	7	7
Other				2	2		1
Total other		13	8	2	23	23	16

Total as at 31 December 2024	196	74	9	2	281	297
Total as at 31 December 2023	211	52	9	2	274		298

1
The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) part of the PRA rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2023: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 85% (December 2023: over 80%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool was £296.9 bn as at December 2024 broadly unchanged vs December 2023 (December 2023: £298.1bn).

In December 2024, the month-end liquidity pool ranged from £297bn to £341bn (2023: £298bn to £342bn), and the month-end average balance was £322bn (2023: £328bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.

As at 31 December 2024, 60% (December 2023: 59%) of the liquidity pool was located in Barclays Bank PLC, 23% (December 2023: 22%) in Barclays Bank UK PLC and 9% (December 2023: 11%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 31.12.24			As at 31.12.23
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	225	244	92	92
Barclays UK Corporate Bank	26	83	31	31
Barclays Private Bank and Wealth Management	15	70	21	23
Barclays Investment Bank	124	141	88	82
Barclays US consumer Bank	21	23	91	125
Head Office	3	—
Barclays Group	414	561	74	74

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 31 December 2024 are summarised below:

	As at 31.12.24	As at 31.12.23		As at 31.12.24	As at 31.12.23
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	392	386	Deposits at amortised cost	561	539
Group liquidity pool	297	298	<1 Year wholesale funding	55	59
			>1 Year wholesale funding	131	118
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	433	435	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	358	380
Derivative financial instruments	294	257	Derivative financial instruments	279	250
Other assets2	102	101	Other liabilities	62	59
			Equity	72	72
Total assets	1,518	1,477	Total liabilities and equity	1,518	1,477

1	Adjusted for liquidity pool debt securities reported at amortised cost of £22bn (December 2023: £18bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £186.0bn (December 2023: £176.8bn). In FY24, the Group issued £15.1bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.

Wholesale funding of £55.0bn (December 2023: £58.6bn) matures in less than one year, representing 30% (December 2023: 33%) of total wholesale funding outstanding. This includes £22.0bn (December 2023: £18.7bn) related to term funding1.

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	1.6	—	—	1.6	9.8	5.9	7.8	4.6	23.8	53.5
Senior unsecured (privately placed)	—	—	—	—	—	—	—	—	0.1	0.9	1.0
Subordinated liabilities	—	—	—	—	—	1.7	—	1.6	—	7.3	10.6
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.7	7.3	5.2	4.4	17.6	0.7	—	—	—	—	18.3
Asset backed commercial paper	2.4	8.8	1.3	—	12.5	—	—	—	—	—	12.5
Senior unsecured (privately placed)3	1.9	3.4	4.5	8.6	18.4	9.3	11.0	8.3	9.8	20.9	77.7
Asset backed securities	—	—	0.8	0.8	1.6	0.5	—	0.7	0.1	2.6	5.5
Subordinated liabilities	—	0.2	0.1	0.1	0.4	0.4	0.1	—	—	0.4	1.3
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	2.9	—	—	—	2.9	—	—	—	—	—	2.9
Senior unsecured (privately placed)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered bonds	—	—	—	—	—	—	0.5	0.2	0.5	0.7	1.9
Asset backed securities	—	—	—	—	—	0.6	—	—	—	—	0.6
Total as at 31 December 2024	7.9	21.3	11.9	13.9	55.0	23.0	17.5	18.6	15.1	56.8	186.0
Of which secured	2.4	8.8	2.1	0.8	14.1	1.1	0.5	0.9	0.6	3.3	20.5
Of which unsecured	5.5	12.5	9.8	13.1	40.9	21.9	17.0	17.7	14.5	53.5	165.5

Total as at 31 December 2023	7.5	19.6	13.9	17.6	58.6	20.3	20.4	11.7	13.5	52.3	176.8
Of which secured	2.4	8.2	1.1	1.0	12.7	1.2	0.5	0.5	0.3	3.8	19.0
Of which unsecured	5.1	11.4	12.8	16.6	45.9	19.1	19.9	11.2	13.2	48.5	157.8

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £63.5bn, of which £15.5bn matures within one year.

Regulatory minimum requirements

Capital
As at the 31 December 2024, the Group’s Overall Capital Requirement for CET1 remained at 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.

The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement was 4.6% with at least 56.25% to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.

The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The Group remains above its minimum capital regulatory requirements and applicable buffers.

Leverage
As at the 31 December 2024, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.

MREL
As at 31 December 2024, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Significant regulatory updates in the period

Following its 12 December 2023 publication of ‘Implementation of the Basel 3.1 standards near-final part 1’ (PS17/23), covering Credit Valuation Adjustments, Counterparty Credit Risk, Market Risk and Operational Risk, on 12 September 2024 the PRA published its near-final policy statement ‘Implementation of the Basel 3.1 standards near-final part 2’ (PS9/24) covering the remaining aspects of the Basel 3.1 standards. This covered Credit Risk, Credit Risk Mitigation, the Output Floor, and Reporting and Disclosure requirements. On 17 January 2025 the PRA announced a delay in the implementation of Basel 3.1 in the UK until 1 January 2027.

Capital ratios1,2	As at 31.12.24	As at 30.09.24	As at 31.12.23
CET1	13.6%	13.8%	13.8%
T1	16.9%	17.3%	17.7%
Total regulatory capital	19.6%	19.9%	20.1%
MREL ratio as a percentage of total RWAs	34.4%	34.9%	33.6%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	71,821	70,972	71,204
Less: other equity instruments (recognised as AT1 capital)	(12,075)	(11,739)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(786)	(493)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(385)	—
Adjustment to retained earnings for foreseeable other equity coupons	(35)	(40)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,051)	(1,850)	(1,901)
Goodwill and intangible assets	(8,272)	(8,111)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,451)	(1,482)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	2,930	2,298	3,707
Excess of expected losses over impairment	(403)	(440)	(296)
Gains or losses on liabilities at fair value resulting from own credit	981	656	136
Defined benefit pension fund assets	(2,367)	(2,534)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(1)	(5)	(20)
Adjustment under IFRS 9 transitional arrangements	138	83	288
Other regulatory adjustments	129	100	357
CET1 capital	48,558	47,030	47,304

AT1 capital
Capital instruments and related share premium accounts	12,108	11,755	13,263
Other regulatory adjustments and deductions	(32)	(16)	(60)
AT1 capital	12,076	11,739	13,203

T1 capital	60,634	58,769	60,507

T2 capital
Capital instruments and related share premium accounts	9,150	8,587	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	367	379	569
Other regulatory adjustments and deductions	(33)	(19)	(160)
Total regulatory capital	70,118	67,716	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(367)	(379)	(569)
Eligible liabilities	53,547	51,330	46,995

Total own funds and eligible liabilities3	123,298	118,667	115,308

Total RWAs	358,127	340,401	342,717

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements in accordance with UK CRR. This includes IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £48.4bn of CET1 capital and £358.1bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.

3
As at 31 December 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £108.0bn of own funds and eligible liabilities equating to 30.2% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 31.12.24	Twelve months ended 31.12.24
	£m	£m
Opening CET1 capital	47,030	47,304

Profit for the period attributable to equity holders	1,193	6,307
Own credit relating to derivative liabilities	(7)	20
Ordinary share dividends paid and foreseen	(294)	(1,212)
Purchased and foreseeable share repurchase	—	(1,750)
Other equity coupons paid and foreseen	(223)	(983)
Increase in retained regulatory capital generated from earnings	669	2,382

Net impact of share schemes	141	235
Fair value through other comprehensive income reserve	(357)	(507)
Currency translation reserve	1,282	(46)
Other reserves	3	(108)
Increase/(Decrease) in other qualifying reserves	1,069	(426)

Pension remeasurements within reserves	(176)	(303)
Defined benefit pension fund asset deduction	167	287
Net impact of pensions	(9)	(16)

Additional value adjustments (PVA)	(201)	(150)
Goodwill and intangible assets	(161)	(482)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	31	179
Excess of expected loss over impairment	37	(107)
Direct and indirect holdings by an institution of own CET1 instruments	4	19
Adjustment under IFRS 9 transitional arrangements	55	(150)
Other regulatory adjustments	34	5
Decrease in regulatory capital due to adjustments and deductions	(201)	(686)

Closing CET1 capital	48,558	48,558

CET1 capital increased by £1.3bn to £48.6bn (December 2023: £47.3bn). Significant movements in the period were:

●
£6.3bn of capital generated from profit partially offset by distributions of £3.9bn comprising:

–
£1.8bn of completed share buybacks announced with FY23 and H124 results
–
£1.2bn of ordinary share dividend paid and foreseen reflecting £0.4bn interim dividend paid and a £0.8bn accrual towards the FY24 dividend
–
£1.0bn of equity coupons paid and foreseen

●
£0.4bn decrease in other qualifying reserves including a £0.5bn reduction in the fair value through other comprehensive income reserve primarily due to a decrease in EUR asset swap spreads

●
£0.5bn increase in the goodwill and intangible assets deduction related to business acquisitions during the period, including Tesco Bank's retail business

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.12.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	15,516	55,301	146	11	—	74	228	—	13,181	84,457
Barclays UK Corporate Bank	3,932	15,680	106	336	—	12	16	548	3,282	23,912
Barclays Private Bank & Wealth Management	5,058	434	118	31	—	16	44	330	1,859	7,890
Barclays Investment Bank	40,957	49,231	21,889	24,094	70	2,913	12,442	23,023	24,164	198,783
Barclays US Consumer Bank	21,019	966	—	—	—	—	—	—	4,864	26,849
Head Office	6,580	8,162	1	20	—	4	—	212	1,257	16,236
Barclays Group	93,062	129,774	22,260	24,492	70	3,019	12,730	24,113	48,607	358,127
As at 30.09.24
Barclays UK	9,606	55,792	100	13	—	52	199	—	11,715	77,477
Barclays UK Corporate Bank	3,790	14,275	93	389	—	10	5	507	3,024	22,093
Barclays Private Bank & Wealth Management	4,846	482	80	24	—	11	41	305	1,546	7,335
Barclays Investment Bank	38,757	47,864	20,458	23,709	118	2,466	13,087	23,559	24,179	194,197
Barclays US Consumer Bank	18,316	839	—	—	—	—	—	—	4,051	23,206
Head Office	6,488	8,346	1	15	—	3	1	196	1,043	16,093
Barclays Group	81,803	127,598	20,732	24,150	118	2,542	13,333	24,567	45,558	340,401
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	2,786	4,623	(3,814)	2,328	5,923
Acquisitions and disposals	5,353	—	—	721	6,074
Book quality	(797)	(304)	—	—	(1,101)
Model updates	196	680	—	—	876
Methodology and policy	3,607	550	—	—	4,157
Foreign exchange movements1	67	(482)	(104)	—	(519)
Total RWA movements	11,212	5,067	(3,918)	3,049	15,410
Closing RWAs (as at 31.12.24)	222,836	49,841	36,843	48,607	358,127

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £15.4bn to £358.1bn (December 2023: £342.7bn).

Credit risk RWAs increased £11.2bn:
●
A £2.8bn increase in book size primarily driven by strategic growth in lending within UKCB and Barclays UK
●
A £5.4bn increase in acquisitions and disposals primarily driven by the acquisition of Tesco Bank's retail banking business, partially offset by the sale of the Italian mortgage portfolio
●
A £3.6bn increase in methodology and policy within Barclays UK and IB

Counterparty Credit risk RWAs increased £5.1bn:
●
A £4.6bn increase in book size primarily driven by increased client derivative activity within Global Markets

Market risk RWAs decreased £3.9bn:
●
A £3.8bn decrease in book size RWAs due to trading activity within Global Markets

Operational risk RWAs increased £3.0bn:
●
A £2.3bn increase in book size primarily driven by the inclusion of higher 2024 income compared to 2021

Leverage ratios1,2	As at 31.12.24	As at 30.09.24	As at 31.12.23
	£m	£m	£m
UK leverage ratio3	5.0%	4.9%	5.2%
T1 capital	60,634	58,769	60,507
UK leverage exposure	1,206,502	1,197,445	1,168,275
Average UK leverage ratio	4.6%	4.6%	4.8%
Average T1 capital	60,291	59,328	60,343
Average UK leverage exposure	1,308,335	1,277,714	1,266,880

1
Capital and leverage measures are calculated applying the transitional arrangements in accordance with UK CRR. This includes IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025. Effective from 1 January 2025, the IFRS 9 transitional arrangements no longer applied.

2
Fully loaded UK leverage ratio was 5.0%, with £60.5bn of T1 capital and £1,206.4bn of leverage exposure. Fully loaded average UK leverage ratio was 4.6% with £60.2bn of T1 capital and £1,308.2bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements in accordance with UK CRR.

3
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn and against the 0.3% CCLB was £3.6bn.

The UK leverage ratio decreased to 5.0% (December 2023: 5.2%) due to an increase in exposure of £38.2bn to £1,206.5bn (December 2023: £1,168.3bn). The increase in exposure was largely driven by an increase in derivatives in Global Markets, increased investment in debt securities and the acquisition of Tesco Bank.

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Year ended 31.12.24	Year ended 31.12.23
	£m	£m
Interest and similar income	38,326	35,075
Interest and similar expense	(25,390)	(22,366)
Net interest income	12,936	12,709
Fee and commission income	10,847	10,121
Fee and commission expense	(3,600)	(3,592)
Net fee and commission income	7,247	6,529
Net trading income	5,768	5,945
Net investment income	216	61
Gain on acquisition1	556	—
Other income	65	134
Total income	26,788	25,378

Staff costs	(9,876)	(10,017)
Infrastructure, administration and general expenses	(6,319)	(6,697)
UK regulatory levies2	(320)	(180)
Litigation and conduct	(220)	(37)
Operating expenses	(16,735)	(16,931)

Share of post-tax results of associates and joint ventures	37	(9)
Profit before impairment	10,090	8,438
Credit impairment charges	(1,982)	(1,881)
Profit before tax	8,108	6,557
Tax charge	(1,752)	(1,234)
Profit after tax	6,356	5,323

Attributable to:
Shareholders of the parent	5,316	4,274
Other equity holders	991	985
Equity holders of the parent	6,307	5,259
Non-controlling interests	49	64
Profit after tax	6,356	5,323

Earnings per share
Basic earnings per ordinary share	36.0p	27.7p
Diluted earnings per ordinary share	34.8p	26.9p

1	Related to Tesco Bank acquisition, please refer to Group Finance Director's Review - Other matters section for details.
2	Comprises the impact of the BoE levy scheme and the UK bank levy.

Condensed consolidated statement of comprehensive income
		Year ended 31.12.24	Year ended 31.12.23
	Notes1	£m	£m
Profit after tax		6,356	5,323

Other comprehensive (loss)/ income that may be recycled to profit or loss:2
Currency translation reserve	8	(46)	(1,101)
Fair value through other comprehensive income reserve	8	(507)	197
Cash flow hedging reserve	8	777	3,528
Other comprehensive income that may be recycled to profit		224	2,624

Other comprehensive loss not recycled to profit or loss:2
Retirement benefit remeasurements	7	(303)	(855)
Fair value through other comprehensive income reserve	8	—	(3)
Own credit	8	(822)	(710)
Other comprehensive loss not recycled to profit		(1,125)	(1,568)

Other comprehensive (loss)/ income for the period		(901)	1,056

Total comprehensive income for the period		5,455	6,379

Attributable to:
Equity holders of the parent		5,406	6,315
Non-controlling interests		49	64
Total comprehensive income for the period		5,455	6,379

1	For Notes to the Financial Statements see pages 70 to 73.
2	Reported net of tax.

Condensed consolidated balance sheet
	As at 31.12.24	As at 31.12.23
Assets	£m	£m
Cash and balances at central banks	210,184	224,634
Cash collateral and settlement balances	119,843	108,889
Debt securities at amortised cost	68,210	56,749
Loans and advances at amortised cost to banks	8,327	9,459
Loans and advances at amortised cost to customers	337,946	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost	4,734	2,594
Trading portfolio assets	166,453	174,605
Financial assets at fair value through the income statement	193,734	206,651
Derivative financial instruments	293,530	256,836
Financial assets at fair value through other comprehensive income	78,059	71,836
Investments in associates and joint ventures	891	879
Goodwill and intangible assets	8,275	7,794
Property, plant and equipment	3,604	3,417
Current tax assets	155	121
Deferred tax assets	6,321	5,960
Retirement benefit assets	3,263	3,667
Assets included in a disposal group classified as held for sale	9,854	3,916
Other assets	4,819	6,192
Total assets	1,518,202	1,477,487

Liabilities
Deposits at amortised cost from banks	13,203	14,472
Deposits at amortised cost from customers	547,460	524,317
Cash collateral and settlement balances	106,229	94,084
Repurchase agreements and other similar secured borrowings at amortised cost	39,415	41,601
Debt securities in issue	92,402	96,825
Subordinated liabilities	11,921	10,494
Trading portfolio liabilities	56,908	58,669
Financial liabilities designated at fair value	282,224	297,539
Derivative financial instruments	279,415	250,044
Current tax liabilities	566	529
Deferred tax liabilities	18	22
Retirement benefit liabilities	240	266
Provisions	1,383	1,584
Liabilities included in a disposal group classified as held for sale	3,726	3,164
Other liabilities	10,611	12,013
Total liabilities	1,445,721	1,405,623

Equity
Called up share capital and share premium	4,186	4,288
Other reserves	(468)	(77)
Retained earnings	56,028	53,734
Shareholders' equity attributable to ordinary shareholders of the parent	59,746	57,945
Other equity instruments	12,075	13,259
Total equity excluding non-controlling interests	71,821	71,204
Non-controlling interests	660	660
Total equity	72,481	71,864

Total liabilities and equity	1,518,202	1,477,487

Condensed consolidated statement of changes in equity
	Called up share capital and share premium1,2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Year ended 31.12.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	991	—	5,316	6,307	49	6,356
Currency translation movements	—	—	(46)	—	(46)	—	(46)
Fair value through other comprehensive income reserve	—	—	(507)	—	(507)	—	(507)
Cash flow hedges	—	—	777	—	777	—	777
Retirement benefit remeasurements	—	—	—	(303)	(303)	—	(303)
Own credit	—	—	(822)	—	(822)	—	(822)
Total comprehensive income for the period	—	991	(598)	5,013	5,406	49	5,455
Employee share schemes and hedging thereof	103	—	—	874	977	—	977
Issue and redemption of other equity instruments	—	(1,155)	—	(96)	(1,251)	—	(1,251)
Other equity instruments coupon paid	—	(991)	—	—	(991)	—	(991)
Vesting of employee share schemes net of purchases	—	—	(1)	(508)	(509)	—	(509)
Dividends paid	—	—	—	(1,221)	(1,221)	(49)	(1,270)
Repurchase of shares	(205)	—	205	(1,760)	(1,760)	—	(1,760)
Other movements	—	(29)	3	(8)	(34)	—	(34)
Balance as at 31 December 2024	4,186	12,075	(468)	56,028	71,821	660	72,481

Year ended 31.12.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	985	—	4,274	5,259	64	5,323
Currency translation movements	—	—	(1,101)	—	(1,101)	—	(1,101)
Fair value through other comprehensive income reserve	—	—	194	—	194	—	194
Cash flow hedges	—	—	3,528	—	3,528	—	3,528
Retirement benefit remeasurements	—	—	—	(855)	(855)	—	(855)
Own credit	—	—	(710)	—	(710)	—	(710)
Total comprehensive income for the period	—	985	1,911	3,419	6,315	64	6,379
Employee share schemes and hedging thereof	124	—	—	497	621	—	621
Issue and redemption of other equity instruments	—	(30)	—	(38)	(68)	(312)	(380)
Other equity instruments coupon paid	—	(985)	—	—	(985)	—	(985)
Vesting of employee share schemes net of purchases	—	—	(8)	(506)	(514)	—	(514)
Dividends paid	—	—	—	(1,210)	(1,210)	(64)	(1,274)
Repurchase of shares	(209)	—	209	(1,257)	(1,257)	—	(1,257)
Other movements	—	5	3	2	10	4	14
Balance as at 31 December 2023	4,288	13,259	(77)	53,734	71,204	660	71,864

1	As at 31 December 2024, Called up share capital comprises 14,420m (December 2023: 15,155m) ordinary shares of 25p each.
2
For the period ended 31 December 2024, Barclays PLC executed two share buybacks totalling £1,750m. Accordingly, it repurchased and cancelled 818m shares. The nominal value of £205m has been transferred from Share capital to Capital redemption reserve within Other reserves. For the year ended 31 December 2023, two share buybacks were executed, totalling £1,250m. Accordingly, Barclays PLC repurchased and cancelled 837m shares. The nominal value of £209m was transferred from Share capital to Capital redemption reserve within Other reserves.

3
Other equity instruments of £12,075m (December 2023: £13,259m) comprise AT1 securities issued by Barclays PLC. There were two issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £1,598m (net of £6m issuance costs) and two redemption of £2,753m (net of £12m issuance costs, transferred to retained earnings on redemption) for the period ended 31 December 2024. During the period ended 31 December 2023, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,140m, which includes issuance costs of £10m and two redemptions totalling £3,170m.

4	See Note 8 Other reserves.

Condensed consolidated cash flow statement
	Year ended 31.12.24	Year ended 31.12.23
	£m	£m
Profit before tax	8,108	6,557
Adjustment for non-cash items	6,620	15,250
Net decrease in loans and advances at amortised cost	284	10,947
Net increase/(decrease) in deposits at amortised cost	14,952	(6,958)
Net decrease in debt securities in issue	(9,978)	(19,640)
Changes in other operating assets and liabilities	(11,590)	(6,247)
Corporate income tax paid	(1,283)	(836)
Net cash from operating activities	7,113	(927)
Net cash from investing activities	(17,886)	(23,414)
Net cash from financing activities1	784	(1,389)
Effect of exchange rates on cash and cash equivalents	(2,407)	(5,053)
Net increase in cash and cash equivalents	(12,396)	(30,783)
Cash and cash equivalents at beginning of the period	248,007	278,790
Cash and cash equivalents at end of the period	235,611	248,007

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.
Tax

The tax charge for 2024 was £1,752m (2023: £1,234m), representing an effective tax rate (ETR) of 21.6% (2023: 18.8%). Included in the 2024 tax charge is a credit in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.
	As at 31.12.24	As at 31.12.23
Deferred tax assets and liabilities	£m	£m
UK	4,451	4,081
USA	1,432	1,359
Other territories	438	520
Deferred tax assets	6,321	5,960
Deferred tax liabilities	(18)	(22)

Analysis of deferred tax assets
Temporary differences	4,787	4,212
Tax losses	1,534	1,748
Deferred tax assets	6,321	5,960

2.
Earnings per share

	Year ended 31.12.24	Year ended 31.12.23
	£m	£m
Profit attributable to ordinary equity holders of the parent	5,316	4,274

	m	m
Basic weighted average number of shares in issue	14,755	15,445
Number of potential ordinary shares	516	450
Diluted weighted average number of shares	15,271	15,895

	p	p
Basic earnings per ordinary share	36.0	27.7
Diluted earnings per ordinary share	34.8	26.9

3.
Dividends on ordinary shares

	Year ended 31.12.24		Year ended 31.12.23
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.30	796	5.00	793
Interim dividend paid during the period	2.90	425	2.70	417
Total dividend	8.20	1,221	7.70	1,210
It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2024 full year dividend of 5.5p per ordinary share will be paid on 4 April 2025 to the shareholders on the Share Register on 28 February 2025. The financial statements for the year ended 31 December 2024 do not reflect this dividend, which will be accounted for in Shareholders' Equity as an appropriation of retained profits in the year ending 31 December 2025. A half year dividend for 2024 of 2.9p (H123: 2.7p) per ordinary share was paid on 20 September 2024.
The Directors have confirmed their intention to initiate a share buyback of up to £1.0bn after the balance sheet date. The share buyback is expected to commence in the first quarter of 2025. The financial statements for the year ended 31 December 2024 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company. Dividends and share buybacks are funded out of distributable reserves.

4.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2024 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.24	£m	£m	£m	£m
Trading portfolio assets	77,761	78,577	10,115	166,453
Financial assets at fair value through the income statement	3,526	181,784	8,424	193,734
Derivative financial instruments	101	291,352	2,077	293,530
Financial assets at fair value through other comprehensive income	25,913	48,407	3,739	78,059
Investment property	—	—	9	9
Total assets	107,301	600,120	24,364	731,785

Trading portfolio liabilities	(27,694)	(28,819)	(395)	(56,908)
Financial liabilities designated at fair value	(181)	(278,785)	(3,258)	(282,224)
Derivative financial instruments	(86)	(276,148)	(3,181)	(279,415)
Total liabilities	(27,961)	(583,752)	(6,834)	(618,547)

As at 31.12.23
Trading portfolio assets	94,658	73,438	6,509	174,605
Financial assets at fair value through the income statement	5,831	192,571	8,249	206,651
Derivative financial instruments	107	253,189	3,540	256,836
Financial assets at fair value through other comprehensive income	30,247	40,511	1,078	71,836
Investment property	—	—	2	2
Total assets	130,843	559,709	19,378	709,930

Trading portfolio liabilities	(29,274)	(29,027)	(368)	(58,669)
Financial liabilities designated at fair value	(117)	(296,200)	(1,222)	(297,539)
Derivative financial instruments	(81)	(245,310)	(4,653)	(250,044)
Total liabilities	(29,472)	(570,537)	(6,243)	(606,252)

5.
Subordinated liabilities

	Year ended 31.12.24	Year ended 31.12.23
	£m	£m
Opening balance as at 1 January	10,494	11,423
Issuances	1,870	1,523
Redemptions	(476)	(2,239)
Other	33	(213)
Closing balance	11,921	10,494

Issuances of £1,870m comprise £1,276m EUR 4.973% Fixed Rate Resetting Tier 2 Subordinated Callable Notes, £258m AUD 6.158% Fixed to Floating Tier 2 Subordinated Callable Notes, £257m AUD Floating Rate Tier 2 Subordinated Callable notes issued externally by Barclays PLC and £79m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Redemptions of £476m comprise £372m USD 4.375% Fixed Rate Subordinated Notes issued externally by Barclays PLC,£78m USD Floating Rate Notes and £26m JPY Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

6.
Provisions

	As at 31.12.24	As at 31.12.23
	£m	£m
Customer redress	299	295
Legal, competition and regulatory matters	59	99
Redundancy and restructuring	213	397
Undrawn contractually committed facilities and guarantees	439	504
Onerous leases	14	—
Sundry provisions	359	289
Total	1,383	1,584

7.
Retirement benefits

As at 31 December 2024, the Group’s IAS 19 net retirement benefit assets were £3.0bn (December 2023: £3.4bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net surplus of £3.2bn (December 2023: £3.6bn). The decrease in UKRF surplus during 2024 was driven by changes in market conditions, primarily due to the high rates environment.
The UKRF annual funding update as at 30 September 2024 showed a surplus of £1.75bn compared to £2.02bn at 30 September 2023.

8.
Other reserves

	As at 31.12.24	As at 31.12.23
	£m	£m
Currency translation reserve	3,625	3,671
Fair value through other comprehensive income reserve	(1,873)	(1,366)
Cash flow hedging reserve	(2,930)	(3,707)
Own credit reserve	(1,059)	(240)
Other reserves and treasury shares	1,769	1,565
Total	(468)	(77)

Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.
As at 31 December 2024, there was a cumulative gain of £3,625m (December 2023: £3,671m gain) in the currency translation reserve, a loss during the period of £46m (2023: loss of £1,101m) net off tax credit of £13m (2023: £9m). This principally reflects the appreciation of GBP against major currencies EUR & JPY offset by GBP depreciating against USD during 2024.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.
As at 31 December 2024, there was a cumulative loss of £1,873m (December 2023: £1,366m loss) in the reserve. The loss during the period of £505m (2023: £194m gain) was driven by a £536m unrealised loss (2023: £299m gain) from the movement in fair value of bonds net of hedges and a net gain of £164m transferred to the income statement (2023: £26m gain) offset by a tax credit of £194m (2023: tax charge of £78m). The unrealised loss of £536m was primarily due to a decrease in EUR asset swap spreads.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 31 December 2024, there was a cumulative loss of £2,930m (December 2023: £3,707m loss) in the cash flow hedging reserve. The £777m gain in the period (2023: £3,528m gain) is driven by £1,831m of accumulated losses transferred to the income statement (2023: £1,750m losses), partially offset by £773m loss (2023: £3,120m gain) from fair value movements on interest rate swaps as major interest rate forward curves increased (2023: decreased) and a tax charge of £281m (2023: tax charge of £1,342m).

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 31 December 2024 there was a cumulative loss of £1,059m (December 2023: £240m loss) in the own credit reserve, the loss of £819m during the period (2023: loss of £707m) principally reflects a £1,131m loss (2023: loss of £983m) from the tightening of credit spreads partially offset by tax credit of £309m (2023: tax credit of £273m).

Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.
As at 31 December 2024, there was a cumulative gain of £1,769m (December 2023: £1,565m gain). This principally reflects an increase of £205m (December 2023: increase of £209m) due to the repurchase of 818m shares (December 2023: 837m) as part of the share buybacks conducted in 2024 offset by £1m loss (December 2023: £8m loss) on account of increase in treasury shares balance held in relation to employee share schemes.

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 76 to 77.
Return on average allocated tangible equity (for businesses)	Business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 76 to78.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 29.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 84.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Inorganic activity
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank.

Performance measures excluding the impact of inorganic activity	Calculated by excluding the impact of inorganic activity from performance measures. The components of the calculations for Barclays Group and businesses have been included on page 6 and on page 79.
Performance measures excluding the day 1 impact of the Tesco Bank acquisition
Calculated by excluding the day 1 impact of the Tesco Bank acquisition, comprising an income gain of £556m as a result of consideration payable for the net assets being lower than fair value, partially offset by the post-acquisition £209m impairment charge from IFRS 9 recognition. See pages 82 and 83 for the reconciliation of performance measures excluding the day 1 impact of the Tesco Bank acquisition.

Returns

	Year ended 31.12.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,465	490	288	2,513	302	(742)	5,316

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.6	3.1	1.1	29.7	3.7	6.5	58.7
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.4)	(3.6)	(8.0)
Average tangible equity	10.7	3.1	1.0	29.7	3.3	2.9	50.7

Return on average tangible equity	23.1%	16.0%	28.1%	8.5%	9.1%	n/m	10.5%

	Year ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	2.9	1.1	29.0	3.8	5.0	55.8
Average goodwill and intangibles	(3.8)	—	(0.1)	—	(0.6)	(3.9)	(8.4)
Average tangible equity	10.2	2.9	1.0	29.0	3.2	1.1	47.4

Return on average tangible equity	19.2%	20.5%	32.7%	7.0%	4.1%	n/m	9.0%

Barclays Group
Return on average tangible shareholders' equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	965	1,564	1,237	1,550	(111)	1,274	1,328	1,783

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	59.7	59.1	57.7	58.3	57.1	55.1	55.4	55.9
Average goodwill and intangibles	(8.2)	(8.1)	(7.9)	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)
Average tangible shareholders' equity	51.5	51.0	49.8	50.5	48.9	46.5	46.7	47.6

Return on average tangible shareholders' equity	7.5%	12.3%	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%

Barclays UK
Return on average allocated tangible equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	781	621	584	479	382	531	534	515

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	15.1	14.5	14.4	14.3	14.1	14.0	14.2	13.9
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)
Average allocated tangible equity	11.2	10.6	10.5	10.4	10.2	10.1	10.2	10.3

Return on average allocated tangible equity	28.0%	23.4%	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	98	144	135	113	59	129	239	157

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.2	3.1	3.0	3.0	2.8	2.8	2.9	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.2	3.1	3.0	3.0	2.8	2.8	2.9	2.9

Return on average allocated tangible equity	12.3%	18.8%	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	63	74	77	74	47	102	91	90

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Return on average allocated tangible equity	23.9%	29.0%	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%

Barclays Investment Bank
Return on average allocated tangible equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	247	652	715	899	(149)	580	562	1,048

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.3	29.5	29.9	30.0	28.9	28.8	29.0	29.1
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.3	29.5	29.9	30.0	28.9	28.8	29.0	29.1

Return on average allocated tangible equity	3.4%	8.8%	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q424	Q324	Q224	Q124	Q423	Q323	Q223	Q123
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	94	89	75	44	(3)	3	72	59

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.0	3.8	3.6	3.6	3.6	3.8	3.9	3.9
Average goodwill and intangibles	(0.6)	(0.5)	(0.3)	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)
Average allocated tangible equity	3.4	3.3	3.3	3.3	3.3	3.1	3.1	3.1

Return on average allocated tangible equity	11.2%	10.9%	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%

Performance measures excluding the impact of inorganic activity1
Barclays Group	Year ended 31.12.24	Three months ended 31.12.24
	£m	£m
Total income	26,788	6,964
Inorganic activity	327	567
Total income excluding inorganic activity	26,461	6,397

Credit impairment charges	(1,982)	(711)
Inorganic activity	(235)	(235)
Credit impairment charges excluding inorganic activity	(1,747)	(476)

Total operating expenses	(16,735)	(4,592)

Cost: income ratio excluding inorganic activity	63%	72%

Attributable profit	5,316	965
Post-tax impact of inorganic activity	(3)	230
Attributable profit excluding inorganic activity	5,319	735

Average tangible equity (£bn)	50.7	51.5

Return on average tangible equity excluding inorganic activity	10.5%	5.7%

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £347m from the acquisition of Tesco Bank which completed 1 November 2024.

Performance measures excluding the impact of Q423 structural cost actions
	Year ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(4,415)	(912)	(797)	(7,737)	(1,656)	(1,414)	(16,931)
Q423 structural cost actions	(168)	(27)	(29)	(169)	(19)	(515)	(927)
Total operating expenses excluding Q423 structural cost actions	(4,247)	(885)	(768)	(7,568)	(1,637)	(899)	(16,004)

Total income	7,587	1,770	1,208	11,035	3,268	510	25,378

Cost: income ratio excluding Q423 structural cost actions	56%	50%	64%	69%	50%	n/m	63%

Attributable profit/(loss)	1,962	584	330	2,041	131	(774)	4,274
Post-tax impact of Q423 structural cost actions	(122)	(20)	(24)	(126)	(14)	(433)	(739)
Attributable profit/(loss) excluding the impact of Q423 structural cost actions	2,084	604	354	2,167	145	(341)	5,013

Average tangible equity (£bn)	10.2	2.9	1.0	29.0	3.2	1.1	47.4

Return on average tangible equity excluding Q423 structural cost actions	20.4%	21.2%	35.1%	7.5%	4.6%	n/m	10.6%

Performance measures excluding the impact of Q423 structural cost actions
	Three month ended 31.12.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,187)	(267)	(257)	(2,059)	(420)	(730)	(4,920)
Q423 structural cost actions	(168)	(27)	(29)	(169)	(19)	(515)	(927)
Total operating expenses excluding Q423 structural cost actions	(1,019)	(240)	(228)	(1,890)	(401)	(215)	(3,993)

Total income	1,792	395	313	2,037	866	195	5,598

Cost: income ratio excluding Q423 structural cost actions	57%	61%	73%	93%	46%	n/m	71%

Attributable profit/(loss)	382	59	47	(149)	(3)	(447)	(111)
Post-tax impact of Q423 structural cost actions	(122)	(20)	(24)	(126)	(14)	(433)	(739)
Attributable profit/(loss) excluding the impact of Q423 structural cost actions	504	79	71	(23)	11	(14)	628

Average tangible equity (£bn)	10.2	2.8	1.0	28.9	3.3	2.7	48.9

Return on average tangible equity excluding Q423 structural cost actions	19.7%	11.3%	28.9%	(0.3)%	1.4%	n/m	5.1%

Reconciliation of Barclays UK financial results excluding the day 1 impact of Tesco Bank acquisition

Barclays UK	Year ended			Three months ended
	31.12.24	31.12.23	% Change	31.12.24	31.12.23	% Change
	£m	£m		£m	£m
Total income	8,274	7,587	9	2,615	1,792	46
Day 1 income impact of the Tesco Bank acquisition	556	—		556	—
Total income excluding day 1 impact of the Tesco Bank acquisition	7,718	7,587	2	2,059	1,792	15

Net fee, commission and other income	1,647	1,156	42
Day 1 income impact of the Tesco Bank acquisition	556	—
Net fee, commission and other income excluding day 1 impact of the Tesco Bank acquisition	1,091	1,156	(6)

Profit before tax	3,580	2,868	25
Day 1 income impact of the Tesco Bank acquisition	556	—
Day 1 impairment impact of the Tesco Bank acquisition	(209)	—
Profit before tax excluding day 1 impact of the Tesco Bank acquisition	3,233	2,868	13

Attributable profit	2,465	1,962	26
Post-tax impact of day 1 impact of the Tesco Bank acquisition	250	—
Attributable profit excluding the day 1 impact of the Tesco Bank acquisition	2,215	1,962	13

Average tangible equity (£bn)	10.7	10.2

Return on average tangible equity excluding the day 1 impact of the Tesco Bank acquisition	20.8%	19.2%

Personal Banking	£m	£m		£m	£m
Total income	5,333	4,729	13	1,847	1,067	73
Day 1 income impact of the Tesco Bank acquisition	556	—		556	—
Total income excluding the day 1 impact of the Tesco Bank acquisition	4,777	4,729	1	1,291	1,067	21

The reconciliations above show certain Barclays UK performance measures excluding the day 1 impact from the Tesco Bank acquisition, comprising an income gain of £556m as a result of consideration payable for the net assets being lower than fair value, partially offset by the post-acquisition £209m impairment charge from IFRS 9 recognition.
See Other Matters on page 8 for further details of the Tesco Bank acquisition.

Reconciliation of loan loss rate excluding the day 1 impact of Tesco Bank acquisition

Barclays Group	Year ended 31.12.24	Three months ended 31.12.24
	£m	£m
Credit impairment charges	(1,982)	(711)
Day 1 impact of the Tesco Bank acquisition	(209)	(209)
Credit impairment charges excluding day 1 impact of the Tesco Bank acquisition	(1,773)	(502)

	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	429.6	429.6
Tesco Bank gross loans and advances held at amortised cost	8.3	8.3
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale) excluding Tesco Bank	421.3	421.3

Loan loss rate (bps)	46	66
Tesco Bank day 1 loan loss rate impact (bps)	4	19
Loan loss rate excluding the day 1 impact of Tesco Bank acquisition (bps)	42	47

Barclays UK	Year ended 31.12.24	Three months ended 31.12.24
	£m	£m
Credit impairment charges	(365)	(283)
Day 1 impact of the Tesco Bank acquisition	(209)	(209)
Credit impairment charges excluding day 1 impact of the Tesco Bank acquisition	(156)	(74)

	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	227.5	227.5
Tesco Bank gross loans and advances held at amortised cost	8.3	8.3
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale) excluding Tesco Bank	219.2	219.2

Loan loss rate (bps)	16	49
Tesco Bank day 1 loan loss rate impact (bps)	9	36
Loan loss rate excluding the day 1 impact of Tesco Bank acquisition (bps)	7	13

Tangible net asset value per share	As at 31.12.24	As at 31.12.23
	£m	£m
Total equity excluding non-controlling interests	71,821	71,204
Other equity instruments	(12,075)	(13,259)
Goodwill and intangibles	(8,275)	(7,794)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	51,471	50,151

	m	m
Shares in issue	14,420	15,155

	p	p
Tangible net asset value per share	357	331

Shareholder Information

Results timetable1				Date
Ex-dividend date				27 February 2025
Dividend record date				28 February 2025
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate				14 March 2025
Dividend payment date				4 April 2025
Q1 2025 Results Announcement				30 April 2025

For qualifying US and Canadian resident ADR holders, the 2024 FY dividend of 5.5p per ordinary share becomes 22.0p per ADS (representing four shares). The ex-dividend date for ADR holders is 28 February 2025. The dividend record and dividend payment dates for ADR holders are as shown above.

A DRIP is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares. More information can be found at shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date. Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP.

Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

Exchange rates2	31.12.24	31.12.23	% Change3
Period end - USD/GBP	1.25	1.28	(2)%
YTD average - USD/GBP	1.28	1.24	3%
3 month average - USD/GBP	1.28	1.24	3%
Period end - EUR/GBP	1.21	1.15	5%
YTD average - EUR/GBP	1.18	1.15	3%
3 month average - EUR/GBP	1.20	1.15	4%

Share price data
Barclays PLC (p)	268.15	153.78
Barclays PLC number of shares (m)	14,420	15,155

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website:home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)4.

American Depositary Receipts (ADRs)
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number (US and Canada): +1 800-990-1135
Outside the US and Canada: +1 651-453-2128

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.